PROSPECTUS	Filed Pursuant to Rule 424(b)(3) File No. 333-125649

Bemis Company,   Inc.

Exchange Offer for $300,000,000
of
4.875% Notes Due 2012

Material terms of the exchange offer:

•        We are offering to exchange the notes we sold on March 17, 2005 (which we refer to as the “Old Notes”) for new registered notes (which we refer to as the “New Notes”).

•        The exchange offer expires at 5:00 p.m., New York City time, on July 29, 2005 (which is the 21st business day following the date of this prospectus), unless we extend it.

•        The terms of the New Notes are substantially identical to the Old Notes, except that the transfer restrictions, registration rights and certain rights to additional interest relating to the Old Notes do not apply to the New Notes.

•        The exchange of Old Notes for New Notes will not be a taxable transaction for U.S. Federal income tax purposes, but you should see the discussion under the caption “Certain U.S. Federal Tax Considerations” beginning on page 53 for more information.

•        We will exchange all Old Notes that are properly tendered and not validly withdrawn. You should carefully review the procedures for tendering Old Notes beginning on page 36 of this prospectus.

•        Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

•        We will not receive any cash proceeds from the exchange offer.

•        As of March 31, 2005, we had indebtedness of approximately $849.9 million (excluding inter-company liabilities) that ranks equally with Old Notes and the New Notes.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

This prospectus is dated June 29, 2005

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. While any notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of the notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act.

We “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus. See “Documents Incorporated by Reference.” You should only rely on the information contained in this prospectus and incorporated by reference in it. We have not authorized anyone to provide you with any additional information.

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DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference in this prospectus the following documents filed by us with the SEC:

•       our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•       the sections of our Proxy Statement on Schedule 14A for our 2005 Annual Meeting of Stockholders filed with the SEC on March 21, 2005 that are incorporated by reference into our Annual Report on Form 10-K;

•       our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005; and

•       our Current Reports on Form 8-K filed with the SEC on January 5, 2005, January 11, 2005, March 15, 2005, March 17, 2005, April 13, 2005 and April 21, 2005.

We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of this offering of New Notes. Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated or deemed incorporated herein, modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference. We will provide a copy of these filings and any exhibits specifically incorporated by reference in these filings at no cost by request directed to us at the following address and telephone number:

Investor Relations

Bemis Company, Inc.

222 South Ninth Street, Suite 2300

Minneapolis, Minnesota 55402-4099

(612) 376-3000

To obtain timely delivery of such information, you must request the information no later than July 22, 2005.

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SUMMARY

This summary contains selected information about us and our offering of the New Notes. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus and other documents incorporated by reference in this prospectus as described under the heading “Documents Incorporated by Reference.”  You should read all of these documents as you decide whether to participate in the exchange offer.

The Company

We are a principal manufacturer of flexible packaging products and pressure sensitive materials selling to customers throughout North America, South America and Europe with a growing presence in Asia Pacific. Our products are sold to customers primarily in the food industry. Other customers include companies in the following types of businesses: chemical, agribusiness, medical, pharmaceutical, personal care products, batteries, electronics, automotive, construction, graphic industries, and other consumer goods. In 2004, approximately 80 percent of our sales were derived from the flexible packaging segment and approximately 20 percent were derived from the pressure sensitive materials segment.

Flexible Packaging

Through our flexible packaging business segment, we manufacture a broad range of consumer and industrial packaging consisting primarily of multilayer flexible polymer film structures and barrier laminates. Monolayer and coextruded films are also produced for applications with fewer barrier requirements.

Pressure Sensitive Materials

Through our pressure sensitive materials business segment, we manufacture pressure sensitive materials such as label products, graphic products and technical products.

Corporate Information

We are a Missouri corporation. Our common stock is listed under the symbol “BMS” on the New York Stock Exchange.

The Exchange Offer

The following summary contains basic information about the exchange offer. It does not contain all the information that may be important to you. For a more complete description of the New Notes, please refer to the section of this prospectus entitled “Description of the New Notes.”

Issuer	Bemis Company, Inc.
Old Notes	4.875% Notes Due 2012, which we issued on March 17, 2005.
New Notes

4.875% Notes Due 2012, the issuance of which has been registered under the Securities Act of 1933 (the “Securities Act”). The form and terms of the New Notes are identical in all material respects to those of the Old Notes, except that the transfer restrictions, registration rights and certain rights to additional interest relating to the Old Notes do not apply to the New Notes.

Exchange Offer

We are offering to issue up to $300,000,000 aggregate principal amount of the New Notes in exchange for a like principal amount of the Old Notes to satisfy our obligations under the registration rights agreement that we entered into when the Old Notes were issued in transactions in reliance upon the exemption from registration provided by Rule 144A under the Securities Act.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on July 29, 2005, unless extended in our sole and absolute discretion.
Withdrawal; Non-Acceptance

You may withdraw any Old Notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on July 29, 2005. If we decide for any reason not to accept any Old Notes tendered for exchange, the Old Notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at the Depository Trust Company, any withdrawn or unaccepted Old Notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered Old Notes, see “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes” and “The Exchange Offer—Withdrawal Rights.”

Conditions to the Exchange Offer

The exchange offer is subject to the condition that it can be effected without violating any applicable law or applicable interpretations thereof. See the discussion below under the caption “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering the Old Notes

To accept the exchange offer, you must complete, sign and date the letter of transmittal in accordance with the instructions contained in this prospectus and in the letter of transmittal, and send the letter of transmittal and the Old Notes and any other required documentation to the exchange agent at the following address:

U.S. Bank National Association Corporate Trust Department Attention: Richard Prokosch 60 Livingston Avenue St. Paul, MN 55107-2292 Facsimile Number: (651) 495-8097

If you hold the Old Notes through the Depository Trust Company, to accept the exchange offer you must use the DTC’s Automated Tender Offer Program, by which you will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things,

•  you are not our “affiliate,” as defined in Rule 405 under the Securities Act, or if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

• any New Notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

•  at the time of commencement of the exchange offer, you do not have any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the New Notes in violation of the Securities Act;

• if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the New Notes;

•  if you are a broker-dealer and will receive the New Notes for your own account in exchange for Old Notes that were acquired by you as a result of your market-making or other trading activities, you will deliver a prospectus in connection with any resale of the New Notes you receive. For further information regarding resales of the New Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution;” and

• you are not acting on behalf of any person who could not truthfully make the foregoing representations.

We will accept for exchange any and all Old Notes that are properly tendered and not withdrawn in the exchange offer prior to 5:00 p.m., New York City time, on July 29, 2005. The exchange agent will deliver the New Notes issued pursuant to the exchange offer promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes.”

Guaranteed Delivery Procedures	If you are a registered holder of Old Notes and wish to tender your Old Notes in the exchange offer, but
• the Old Notes are not immediately available,
• time will not permit your Old Notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer, or

•  the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer, then you may tender Old Notes by following the procedures described below under the caption “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you are a beneficial owner whose Old Notes are registered in the name of the broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Old Notes in the exchange offer, you should promptly contact the person in whose name the Old Notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your behalf, prior to completing and executing the letter of transmittal and delivering your Old Notes, you must either make appropriate arrangements to register ownership of the Old Notes in your name, or obtain a properly completed bond power from the person in whose name the Old Notes are registered.

Federal Tax Considerations

The exchange of the Old Notes for New Notes in the exchange offer will not be a taxable transaction for United States Federal income tax purposes. See the discussion below under the caption “Certain U.S. Federal Tax Considerations” for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.
Exchange Agent

U.S. Bank National Association is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption “The Exchange Offer—Exchange Agent.”

Consequences of Not Exchanging the Old Notes

If you do not exchange your Old Notes in the exchange offer, your Old Notes will continue to be subject to the restrictions on transfer provided for in the Old Notes. In general, you may offer to sell your Old Notes only:

•       if they are registered under the Securities Act and applicable state securities laws;

•       if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•       if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the Old Notes under the Securities Act. Under some circumstances, however, holders of the Old Notes, including holders who are not permitted to participate in the exchange offer or who may not freely resell New Notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Old Notes by these holders. For more information regarding the consequences of not tendering your Old Notes, see “The Exchange Offer—Consequences of Failure to Exchange.”

Summary Description of the New Notes

The terms of the New Notes and those of the outstanding Old Notes are substantially identical, except that the transfer restrictions, registration rights and certain rights to additional interest relating to the Old Notes do not apply to the New Notes. If the exchange offer is not complete by September 13, 2005 (that is, within 180 days after the issuance of the Old Notes on March 17, 2005), we will be required to pay additional interest to the holders of the Old Notes until the exchange offer is complete or the Old Notes may be resold pursuant to an effective shelf registration statement.

Issuer	Bemis Company, Inc.
Notes Offered	$300,000,000 aggregate principal amount of 4.875% Notes Due 2012.
Maturity Date	April 1, 2012.
Further Issuances

We may create and issue additional notes ranking equally and ratably with the notes in all respects, so that such additional notes shall be consolidated and form a single series with the Old Notes and the New Notes, including for purposes of voting and redemptions.

Interest	4.875% per year.
Interest Payment Dates	April 1 and October 1 of each year, commencing October 1, 2005.
Ranking	The New Notes:
• are unsecured;
• rank equally with all our existing and future unsecured and unsubordinated debt;
• are senior to any future subordinated debt; and
• are effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness.
As of March 31, 2005, we had indebtedness of approximately $849.9 million (excluding inter-company liabilities) that ranks equally with the New Notes.

The New Notes are not guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all indebtedness and other obligations, including trade payables, of our subsidiaries. As of March 31, 2005, our subsidiaries had approximately $641 million of liabilities (excluding inter-company liabilities).

Redemption	At our option, we may redeem any or all of the New Notes, in whole or in part, at any time, as described under the section entitled “Description of the New Notes—Optional Redemption.”
Covenants	The indenture under which the New Notes will be issued contains covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:
• incur debt secured by liens;

• engage in sale/leaseback transactions; or
• merge or consolidate with another entity.
Use of Proceeds	We will not receive any proceeds from this offering of New Notes in the exchange offer.
Ratings

The Old Notes and the New Notes have been assigned a rating of “A” by Standard & Poor’s Rating Services and “Baa1” by Moody’s Investors Service, Inc. These ratings are not recommendations to buy, sell or hold the New Notes and are subject to revision or withdrawal by the rating agencies.

Risk Factors

See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before deciding to participate in the exchange offer.

RISK FACTORS

You should carefully consider all the information in this prospectus, including the following risk factors, before tendering your Old Notes in the exchange offer.

Risks Relating to the Exchange Offer

Holders who fail to exchange their Old Notes will continue to be subject to restrictions on transfer.

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Old Notes described in the legend on the certificates for your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes under exemptions from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the Old Notes under the Securities Act. For further information regarding the consequences of tendering your Old Notes in the exchange offer, see the discussions below under the captions “The Exchange Offer—Consequences of Failure to Exchange” and “Certain U.S. Federal Income Tax Considerations.”

You must comply with the exchange offer procedures in order to receive new, freely tradable New Notes.

Delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•       certificates for Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC, New York, New York as a depository, including an agent’s message if the tendering holder does not deliver a letter of transmittal;

•       a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal; and

•       any other documents required by the letter of transmittal.

Therefore, holders of Old Notes who would like to tender Old Notes in exchange for New Notes should be sure to allow enough time for the Old Notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer—Procedures for Tendering Old Notes” and “The Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their Old Notes may be deemed to be underwriters.

If you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you do not exchange your Old Notes they may be difficult to resell.

It may be difficult for you to sell Old Notes that are not exchanged in the exchange offer, since any Old Notes not exchanged will remain subject to the restrictions on transfer provided for in Rule 144 under the Securities Act. These restrictions on transfer of your Old Notes exist because we issued the Old Notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, absent registration under or exemption from the Securities Act, if you are, were or acquired Old Notes from an affiliate of ours, your transfer of Old Notes will continue to be restricted by the resale limitations of Rule 144 and applicable state securities laws. If you are a non-affiliate, any transfer of your Old Notes must still comply with the Securities Act and applicable state securities laws. We do not intend to register the Old Notes under the Securities Act.

Unless you are an affiliate of us within the meaning of Rule 405 under the Securities Act, you may offer for resale, resell or otherwise transfer New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you acquired the New Notes in the ordinary course of business and have no arrangement or understanding with respect to the distribution of the New Notes to be acquired in the exchange offer.

To the extent any Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

Risks Relating to the New Notes

We are not prohibited from issuing further debt which may rank pari passu with, or effectively senior to, the New Notes.

The indenture does not limit our ability, or the ability of our subsidiaries, to incur additional indebtedness that ranks effectively senior to or pari passu with the New Notes. We may, without the consent of the holders of the New Notes, issue additional debt under the indenture at any time. If we incur any additional debt that ranks equally with the New Notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you, if any. The New Notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness. The New Notes will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all indebtedness and other obligations, including trade payables, of our subsidiaries. As of March 31, 2005, our subsidiaries had approximately $641 million of liabilities (excluding inter-company liabilities). In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the New Notes will be entitled to be paid in full from our assets before any payment may be made with respect to the New Notes. Holders of the New Notes will participate ratably with all holders of our other senior unsecured indebtedness, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the New Notes. As a result, holders of New Notes may receive less, ratably, than the holders of any secured indebtedness that we may then have outstanding.

There are limited restrictive covenants in the indenture governing the New Notes relating to our ability to incur future indebtedness or complete other transactions.

The indenture governing the New Notes contains limited restrictive covenants. Moreover, the indenture contains no covenants or other provisions to afford holders of New Notes protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness. We are not restricted from incurring additional debt under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations under the New Notes could be adversely affected.

There is no public trading market for the New Notes, and there is no assurance that a trading market will exist or that it will be liquid.

The New Notes are a new issue of securities, and there is no existing public market for the New Notes. We cannot assure you as to the liquidity of any markets that may develop for the New Notes, the ability of holders of the New Notes to sell their New Notes or the price at which holders would be able to sell their New Notes. Future trading prices of the New Notes will depend on may factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Although we were informed by certain of the initial purchasers that such initial purchasers intended to make a market in the Old Notes and, if issued, the New Notes issued in exchange for the Old Notes, none of the initial purchasers is obligated to do so and any market-making may be discontinued by any of them at any time without notice. We do not intend to apply for listing of the New Notes on any securities exchange.

Risks Relating to Our Business

Funded status of pension plans—Recognition of minimum pension liability may cause a significant reduction in net worth.

Statement of Financial Accounting Standards No. 87, “Accounting for Pensions,” requires balance sheet recognition of a minimum liability if the fair value of plan assets is less than the accumulated benefit obligation (“ABO”) at the end of the year. The fair values of our largest U.S. pension plan’s assets exceeded the ABO at December 31, 2004; therefore, no recognition of minimum liability was required. However, if the fair value of our largest U.S. pension plan’s assets at December 31, 2005 decreases or if the discount rate used to calculate the ABO decreases, we may be required to write off our prepaid pension assets ($70 million at December 31, 2004) and record a liability equal to the excess of ABO over the fair value of the assets at December 31, 2005. The resulting non-cash after-tax charge would not reduce reported earnings. It would be recorded directly as a decrease in the Accumulated Other Comprehensive Income component of stockholders’ equity. While we cannot estimate the minimum liability with any certainty at this time, we believe that the required adjustment would significantly reduce our net worth. We have identified pension assumptions as critical accounting estimates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates and Judgments—Accounting for annual pension costs” and “—Pension assumptions sensitivity analysis.”

Goodwill and other intangible assets—A significant write down of goodwill and/or other intangible assets would have a material adverse effect on our reported results of operations and net worth.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” We no longer amortize goodwill, but we review our goodwill balance for impairment at least once a year using the business valuation methods required by FAS No. 142. These methods include the use of a weighted average cost of capital to calculate the present value of the expected future cash flows of our reporting units. Future changes in the cost of capital, expected cash flows or other factors may cause our goodwill and/or other intangible assets to be impaired, resulting in a non-cash charge against results of operations to write down these assets for the amount of the impairment. If a significant write down is required, the charge would have a material adverse effect on our reported results of operations and net worth. We have identified the valuation of intangibles as critical accounting estimates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates and Judgments—Intangible assets and goodwill.”

Foreign operations—Conditions in foreign countries and changes in foreign exchange rates may reduce our reported results of operations.

We have operations in North and South America, Europe and Asia. In 2005, we expect approximately 30 percent of our sales to be generated by entities operating outside of the United States. Fluctuations in currencies can cause transaction and translation losses. In addition, our revenues and net income may be adversely affected by the economic conditions, political situations and changing laws and regulations in foreign countries, as to which we have no control.

Interest rates—An increase in interest rates could reduce our reported results of operations.

At March 31, 2005, our variable rate borrowings approximated $544 million. Fluctuations in interest rates can increase borrowing costs and have an adverse impact on results of operations. In September 2001, we entered into interest rate swap agreements with three U.S. banks, which increased our exposure to variable rates. Accordingly, increases in short-term interest rates will directly impact the amount of interest we pay. For each one percent increase in variable interest rates, our annual interest expense on $849.9 million of total debt outstanding as of March 31, 2005 would increase by $5.4 million.

A downgrade in our credit rating could increase our borrowing costs and negatively affect our ability to access capital.

In addition to using cash provided by operations, we issue commercial paper from time to time to meet our short-term liquidity needs. Our credit ratings are important to our ability to issue commercial paper at favorable rates of interest. In conjunction with our Dixie Toga acquisition in January 2005, while Standard & Poor’s has confirmed its ratings of “A” and “A-1” for our long-term senior unsecured debt and commercial paper, respectively, Moody’s Investors Service reduced our long-term senior unsecured rating to “Baa1” from “A2”, and our short-term rating to “Prime-2” from “Prime-1”. A downgrade in our credit rating could increase the cost of borrowing by increasing the spread over prevailing market rates that we pay for our commercial paper or the fees associated with our bank credit facility. In addition, our bank credit facility has covenants that include limits on the sale of businesses, minimum net worth calculations, and a maximum ratio of debt to total capitalization. If for any reason our existing credit arrangements were no longer available to us, we would expect to meet our financial liquidity needs by accessing the bank market, which would further increase our borrowing costs.

Raw materials—Raw material cost increases or shortages could adversely affect our results of operations.

As a manufacturer, our sales and profitability are dependent upon availability and cost of raw materials, which are subject to price fluctuations, and the ability to control or pass on costs of raw materials. Inflationary and other increases in the costs of raw materials have occurred in the past and are expected to recur, and our performance depends in part on our ability to reflect changes in costs in selling prices for our products. For example, during 2003, a sizable increase in the cost to us for polyethylene resin followed quickly by a decrease in that cost delayed our ability to adjust our selling prices, which negatively impacted our 2003 operating margins. More recently, operating profit during the first quarter of 2005 was negatively impacted as our selling prices did not keep pace with the rapidly increasing cost of polymer resins that occurred during the latter part of the fourth quarter of 2004 and the early part of the first quarter of 2005. In the past, we have been generally successful in managing increased raw material costs and increasing selling prices when necessary. Past performance may or may not be replicable in the future.

Patents and proprietary technology—Our success is dependent on our ability to develop and successfully introduce new products and to acquire and retain intellectual property rights.

Our ability to develop and successfully market new products and to develop, acquire and retain necessary intellectual property rights is essential to our continued success, which ability cannot be assured.

Industry investigations—We are included in investigations of the labelstock industry by the U.S. Department of Justice and of the paper and forest products sector by the European Commission, and several lawsuits have been filed against us related to alleged unlawful competitive activities in the industry.

In April 2003, we were notified by the U.S. Department of Justice’s Antitrust Division that it expected to initiate a criminal investigation into competitive practices in the labelstock industry, and in August 2003, the U.S. Department of Justice issued a subpoena to us in connection with the investigation. In May 2004, the European Commission initiated inspections and obtained documents from our pressure sensitive materials facility in Belgium, seeking evidence of unlawful anticompetitive activities. We are cooperating with these investigations. We and one of our subsidiaries are named defendants in lawsuits in the United States seeking treble damages and other relief for alleged unlawful competitive practices, which were filed after the announcement of the U.S. Department of Justice investigation. We are unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved.

Acquisitions—We may not be able to successfully integrate the businesses that we acquire.

We have made numerous acquisitions in the past and are actively seeking new acquisitions that we believe will provide meaningful opportunities to grow our business and improve profitability. Since the beginning of 2002, we have completed five acquisitions to enhance the breadth of our product offerings and expand the market and geographic participation of our business segments, which included our acquisition on January 5, 2005 of majority ownership of Dixie Toga S.A., one of the largest packaging companies in South America. Acquired businesses may not achieve the levels of revenue, profit, productivity or otherwise perform as we expect. Acquisitions involve special risks, including, without limitation, the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating acquired businesses. While we believe that our acquisitions will improve our competitiveness and profitability, we can give no assurance that acquisitions will be successful or accretive to earnings.

Numerous other factors over which we may have limited or no control may affect our performance and profitability.

Other factors that may influence our earnings include: legal and administrative cases and proceedings (whether civil, such as environmental and product related, or criminal), settlements, judgments and investigations; developments or assertions by or against us relating to intellectual property rights and intellectual property licenses; adoption of new, or change in, accounting policies and practices and the application of such policies and practices; changes in business mix; customer and supplier business reorganizations or combinations; increase in cost of debt; ability to retain adequate levels of insurance coverage at acceptable rates; fluctuations in pension and employee benefit costs; loss of significant contract(s); risks and uncertainties relating to investment in development activities and new facilities; timely development and successful market acceptance of new products; pricing of competitive products; disruptions in transportation networks; increased participation in potentially less stable emerging markets; reliability of utility services; impact of computer viruses; general or specific economic conditions and the ability and willingness of purchasers to substitute other products for the products that we manufacture; financial condition and inventory strategies of customers and suppliers; credit risks; changes in customer order patterns; increased competition; changes in government regulations and the impact of changes in the world political environment, including the ability to estimate the impact of foreign currency on financial results; the impact of epidemiological events on the economy and on our customers and suppliers; and acts of war, terrorism, weather and other natural disasters.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated herein by reference, contains certain estimates, predictions, and other “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)). Forward-looking statements are generally identified with the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “target,” “may,” “will,” “plan,” “project,” “should,” “continue,” or the negative thereof or other similar expressions, or discussion of future goals or aspirations, which are predictions of or indicate future events and trends and which do not relate to historical matters. Such statements are based on information available to management as of the time of such statements and relate to, among other things, expectations of the business environment in which we operate, projections of future performance (financial and otherwise), including those of acquired companies, perceived opportunities in the market and statements regarding our mission and vision. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Factors that could cause actual results to differ from those expected include, but are not limited to, general economic conditions caused by inflation, interest rates, consumer confidence, rates of unemployment and foreign currency exchange rates; investment performance of assets in our pension plans; operating results and cash flows from acquisitions may differ from what we anticipate; competitive conditions within our markets, including the acceptance of our new and existing products; threats or challenges to our patented or proprietary technologies; raw material costs, availability, and terms, particularly for polymer resins and adhesives; price changes for raw materials and our ability to pass these price changes on to our customers or otherwise manage commodity price fluctuation risks; the presence of adequate cash available for investment in our business in order to maintain desired debt levels; changes in governmental regulation, especially in the areas of environmental, health and safety matters, and foreign investment; unexpected outcomes in our current and future litigation proceedings, including the U.S. Department of Justice criminal investigation into competitive practices in the labelstock industry, any related proceedings or civil lawsuits, and the investigation by European Anticompetitive Authorities into the competitive practices in the paper and forestry products industries; unexpected outcomes in our current and future tax proceedings; changes in our labor relations; and the impact of changes in the world political environment including threatened or actual armed conflict. These and other risks, uncertainties, and assumptions identified from time to time in our filings with the SEC, including without limitation, our Annual Report on Form 10-K and our quarterly reports on Form 10-Q, could cause actual future results to differ materially from those projected in the forward-looking statements. In addition, actual future results could differ materially from those projected in the forward-looking statement as a result of changes in the assumptions used in making such forward-looking statement.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the New Notes or consummation of the exchange offer. In consideration for issuing the New Notes as contemplated in this prospectus, we will receive corresponding Old Notes in like principal amount. Any Old Notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any change in our indebtedness.

The net proceeds from our sale of the Old Notes, after deducting underwriting fees and expenses of the offering, were approximately $296.6 million. We used the net proceeds to repay our outstanding commercial paper, approximately $250 million of which was issued in connection with our recent acquisition of Dixie Toga S.A.

SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial information for, and as of the end of, each of the five years in the period ended December 31, 2004, from our audited consolidated financial statements, and for, and as of the end of, each of the three-month periods ended March 31, 2005 and 2004, from our unaudited consolidated financial statements. Selected financial data for the period ended March 31, 2005 includes the financial results for the first quarter acquisition of Dixie Toga from the date of acquisition. See Note 4 to our consolidated financial statements included in our Form 10-Q for the quarter ended March 31, 2005 for more information regarding the Dixie Toga acquisition. You should read the selected consolidated financial information in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, incorporated by reference in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)
	(dollars in millions, except per share amounts)
Results of Operations Data:
Net sales	$831.9	$684.0	$2,834.4	$2,635.0	$2,369.0	$2,293.1	$2,164.6
Cost of products sold	676.6	540.1	2,238.7	2,101.5	1,840.1	1,815.4	1,717.2
Selling, general and administrative	86.2	70.0	285.0	256.7	229.3	207.2	192.3
Research and development	5.9	5.0	21.1	21.4	17.5	10.3	10.1
Interest expense	8.5	2.6	15.5	12.6	15.4	30.3	31.6
Other cost (income)	0.5	(3.8)	(20.1)	2.7	(1.2)	1.9	1.4
Minority interest in net income	1.3	0.1	0.5	0.9	0.9	0.6	0.5
Income before income taxes	52.9	70.0	293.7	239.2	267.0	227.4	211.5
Provision for income taxes	20.7	27.0	113.7	92.1	101.5	87.1	80.9
Net income	$32.2	$43.0	$180.0	$147.1	$165.5	$140.3	$130.6
Common Share Data:
Basic earnings per share	$0.30	$0.40	$1.68	$1.39	$1.56	$1.33	$1.23
Diluted earnings per share	$0.30	$0.40	$1.67	$1.37	$1.54	$1.32	$1.22
Cash Flow Data:
Net cash provided by operating activities	$30.1	$62.3	$271.5	$311.1	$286.7	$317.9	$207.5
Net cash used by investing activities	(265.7)	(37.8)	(150.9)	(118.7)	(300.2)	(188.8)	(394.6)
Net cash provided (used) by financing activities	272.6	(31.5)	(111.1)	(184.1)	32.9	(123.7)	200.3
Financial Position Data:
Cash	$130.7	$70.1	$93.9	$76.5	$56.4	$35.1	$28.9
Accounts receivable, net	453.4	333.9	356.9	333.7	321.8	258.4	302.0
Inventories	450.5	321.6	387.4	305.2	308.3	259.8	274.3
Total current assets	1,069.7	763.2	873.8	751.9	721.7	586.9	640.0
Property and equipment, net	1,085.0	911.3	938.6	915.3	910.0	852.7	825.8
Goodwill	576.3	439.8	442.2	450.6	448.0	333.3	297.9
Total assets	2,966.1	2,324.3	2,486.7	2,292.9	2,256.7	1,923.0	1,888.6
Current portion of long-term debt	1.1	1.1	0.9	1.1	3.5	3.6	227.5
Total current liabilities	453.4	306.9	375.1	315.6	325.9	238.2	495.1
Long-term debt, less current portion	841.9	574.5	533.9	583.4	718.3	595.2	438.0
Long-term deferred tax liability, net	183.4	152.3	173.9	150.3	106.1	122.0	103.6
Other liabilities and deferred credits	138.2	102.5	93.0	99.5	143.1	79.3	51.6
Minority interest	26.4	2.9	3.0	5.4	4.4	2.1	1.6
Total stockholders’ equity	1,322.8	1,185.4	1,307.9	1,138.7	959.0	886.1	798.8

	Three Months Ended March 31,				Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000
	(Unaudited)
	(dollars in millions, except per share amounts)
Other Cash Flow Data:
Cash dividends paid per share of common stock	$0.18		$0.16		$0.64		$0.56		$0.52		$0.50		$0.48
Total dividends paid	19.3		17.1		68.4		59.5		55.1		52.8		51.2
Capital expenditures	43.8		34.1		134.5		106.5		91.0		117.5		100.4
Business acquisitions	222.4		—		30.7		12.5		209.6		72.2		295.1
Depreciation and amortization	40.1		34.5		130.8		128.2		119.2		124.1		108.1
Ratio of earnings to fixed charges(1)	6.3	x	19.2	x	15.1	x	15.0	x	14.5	x	7.7	x	6.9	x

(1)    The ratio of earnings to fixed charges is calculated as follows:

(earnings)

(fixed charges)

For purposes of calculating the ratios, earnings consist of: (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income from equity investees, and (e) pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of added items, subtract the following: (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

For purposes of calculating the ratios, fixed charges consist of: interest costs, both expensed and capitalized; amortization of debt expense and discount or premium related to any indebtedness whether expensed or capitalized; the interest portion (assumed to be 33%) of rental expense on operating leases; and preference security dividend requirements of consolidated subsidiaries.

On a pro forma basis after giving effect to (a) the issuance and sale of the Old Notes and the application of the net proceeds from the sale of the Old Notes to repay a portion of outstanding commercial paper, approximately $250 million of which was issued in connection with our acquisition of Dixie Toga S.A. and (b) our acquisition of Dixie Toga S.A., as if such transactions had occurred as of the beginning of 2004, the ratio of earnings to fixed charges would have been 9.5x for the three months ended March 31, 2004 and 8.3x for the year ended December 31, 2004. Supplemental pro forma financial information regarding our acquisition of Dixie Toga S.A. is not provided because the acquisition is not considered a significant business acquisition as defined by applicable SEC regulations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related Notes included in our Annual Report on Form 10-K for the year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, incorporated by reference herein.

Presentation of Non-GAAP Information

Some of the information presented below reflects adjustments to “as reported” results to exclude certain amounts related to our restructuring initiative and certain non-recurring gains. This adjusted information should not be construed as an alternative to the reported results determined in accordance with accounting principles generally accepted in the United States of America (GAAP). It is provided solely to assist in an investor’s understanding of the impact of our restructuring initiative and certain non-recurring gains on the comparability of our operations. A reconciliation of the GAAP amounts to the non-GAAP amounts follows:

	Year Ended December 31,
	2004	2003
	(dollars in millions, except per share amounts)
Reconciliation by Segment of GAAP to Non-GAAP Operating Profit and Operating Profit as a Percentage of Net Sales
Flexible Packaging
Net Sales	$2,249.6	$2,101.0
Operating Profit as reported	308.3	263.7
Non-GAAP adjustments:
Restructuring and related charges (income)	(0.7)	13.9
(Gain) on sale of certain manufacturing assets	(5.6)	—
Operating Profit as adjusted	$302.0	$277.6
Operating Profit as a percentage of Net Sales
As reported	13.7%	12.6%
As adjusted	13.4%	13.2%
Pressure Sensitive Materials
Net Sales	$584.8	$534.1
Operating Profit as reported	33.9	16.3
Non-GAAP adjustments:
Restructuring and related charges (income)	3.1	2.7
Operating Profit as adjusted	$37.0	$19.0
Operating Profit as a percentage of Net Sales
As reported	5.8%	3.1%
As adjusted	6.3%	3.6%
Reconciliation of GAAP to Non-GAAP Earnings per Share:
Diluted earnings per share as reported	$ l.667	$1.366
Non-GAAP adjustments per share, net of taxes:
Restructuring and related charges (income)	0.014	0.095
(Gain) on sale of certain manufacturing assets	(0.032)	—
Diluted earnings per share as adjusted	$1.649	$1.461

Overview

We are a leading manufacturer of flexible packaging and pressure sensitive materials supplying a variety of industries. Generally about 65 percent of our total company net sales are to customers in the food industry. Sales of our flexible packaging products are widely diversified among food categories and can be found in nearly every aisle of the grocery store. Other markets into which we sell our flexible packaging products include medical devices, personal care, and lawn care. Our emphasis on supplying packaging to the food industry provides a more stable market environment for our flexible packaging business segment, which accounts for about 80 percent of our net sales. The remaining 20 percent of our net sales is from the pressure sensitive materials business segment which, while diversified in end use products, is less focused on food industry applications and more exposed to economically sensitive end markets.

During the first quarter of 2005, diluted earnings per share decreased by 25.0 percent to $0.30 compared to $0.40 per share in the first quarter of 2004. The decrease is primarily related to cost increases in flexible packaging raw materials that temporarily outpaced our ability to adjust related selling prices.

Market Conditions

During 2004, higher petrochemical feedstock costs significantly increased the price of polymer resins and adhesives, the primary raw materials for our business segments. Our business model has been developed to accommodate such cost increases by adjusting selling prices to reflect increased costs. In addition, we focus on marketing value-added, unique materials and customer service that cannot be easily duplicated by our competition. During the year, we experienced increased customer demand for innovative packaging and pressure sensitive solutions, reflecting a strengthening economy and our customers’ focus on new product introductions.

We use varying grades of many different polymer resins in our flexible packaging manufacturing operations, including nylon, polyester, polypropylene, EVOH (ethyl vinyl alcohol), and polyethylene. During the latter half of the fourth quarter of 2004 and early in the first quarter of 2005, the cost of polymer resins increased substantially over a short period of time. We employ a business model that periodically adjusts product selling prices to reflect changes in raw material costs. While this pricing strategy has been used successfully through numerous market cycles, our selling prices did not keep pace with the rapidly increasing cost of polymer resins during the first quarter of 2005. The impact of this time lag was magnified by strong order trends at the beginning of the quarter that weakened toward the end of the quarter.

Restructuring and Related Charges

During the third quarter of 2003, we initiated a restructuring program in which three flexible packaging plants were closed. This program eliminated less efficient capacity and consolidated production of monolayer blown film into fewer, more efficient facilities. While most of the restructuring activities were completed as of December 31, 2003, gains and losses related to the sale of these closed facilities resulted in a net gain of $0.7 million during 2004.

During the fourth quarter of 2003, we initiated a restructuring program for our pressure sensitive materials business segment to reduce capacity and fixed costs associated with our label materials product line. The majority of the restructuring activities were completed by the second quarter of 2004. Restructuring charges totaled $2.7 million in the fourth quarter of 2003 and $3.1 million in 2004.

Acquisitions

Our acquisitions strategy is growth oriented, focused on the identification of businesses that offer unique packaging technologies, access to new markets or product lines, or critical mass. From the beginning of 2002 through the end of 2004, we have completed four such acquisitions to enhance the breadth of our product offerings and expand the market and geographic participation of our business segments. These four acquisitions have added annual net sales of about $275 million, about two-thirds of which is from non-U.S. manufacturing plants. Our non-U.S. plants are focused on serving the flexible packaging needs of the geographic regions in which each plant resides. These acquisitions are more fully discussed in Note 5 to the Consolidated Financial Statements.

On May 26, 2004, we and our Mexican joint venture partner completed the purchase of certain flexible packaging assets of Masterpak S.A. de C.V., including a converting facility in Tultitlán, Mexico. These assets produce flexible packaging for dry foods, personal care products, pharmaceuticals, confectionery and bakery products. Annual sales related to the assets acquired were approximately $35 million. We own 51 percent of the acquired business, which will focus on supplying the packaging needs of Mexican food and consumer goods markets.

On January 5, 2005, we acquired majority ownership of Dixie Toga S.A., one of the largest packaging companies in South America with annual revenues in excess of $300 million. The acquisition included the outstanding voting common stock of Dixie Toga in addition to 43 percent of the outstanding nonvoting preferred stock. The cash purchase price was approximately $250 million. This acquisition significantly increases our exposure to the growing South American packaging market and provides a strong platform from which to introduce our propriety film products to a new region. Since 1998, we and Dixie Toga have operated a joint venture in Brazil, known as Itap Bemis Ltda., and have established a successful working relationship. Dixie Toga has a strong regional management team, a business model similar to ours, and growing, profitable operations. Annual revenues for this subsidiary are expected to exceed $400 million in 2005. While we expect this acquisition to contribute $0.08 to $0.10 per share to the results for the total year 2005, operating results net of financing costs were not accretive to the first quarter due to the impact of purchase accounting.

Results of Operations—First Quarter 2005

Consolidated Overview

Net sales for the first quarter ended March 31, 2005, were $831.9 million compared to $684.0 million in the first quarter of 2004, an increase of 21.6 percent. The January 2005 acquisition of Dixie Toga in Brazil and the May 2004 Masterpak acquisition in Mexico combined to deliver a 16.1 percent increase in net sales compared to the first quarter of last year. In addition, currency effects represented a 1.0 percent increase in net sales.

Operating profit decreased to $77.5 million in the first quarter of 2005 from $79.2 million for the same period of 2004, reflecting the impact of the time lag between rapidly increasing flexible packaging raw material costs and associated selling price adjustments. The pressure sensitive material business segment continued to focus on cost control and improved sales mix to achieve a 36.2 percent improvement in operating profit in the first quarter of 2005 compared to the first quarter of 2004.

Net income totaled $32.2 million for the first quarter of 2005, compared to $43.0 million for the same period of 2004. Diluted earnings per share was $0.30 for the first quarter, compared to $0.40 per share for the first quarter of 2004. Net income was negatively affected by higher raw material costs in flexible packaging in addition to increased interest rates on debt.

Flexible Packaging Business Segment

Net sales for the flexible packaging business segment increased to $688.1 million compared to $538.8 million in the first quarter of 2004, a 27.7 percent increase. Acquisitions accounted for a 20.5 percent increase in net sales. Currency effects contributed 0.9 percent to net sales growth. The remaining 6.3 percent sales increase consists of an improvement of 1.4 percent in unit sales volume and a 4.9 percent increase in price and mix. The increase in price and mix reflects the impact of increased raw material costs that resulted in corresponding increases in selling prices.

Operating profit from the flexible packaging business segment was $69.9 million, compared to $73.6 million during the first quarter of 2004. As a percent of net sales, operating profit decreased to 10.2 percent in 2005 from 13.7 percent in 2004. Raw material costs increased rapidly during the latter part of the fourth quarter and early in the first quarter. Unit sales volumes were also strong at the beginning of the quarter, but weakened later in the first quarter as selling prices were adjusted to reflect increased costs. We recorded increased unit sales volumes in packaging for markets such as frozen foods, medical devices, confectionary products, and certain meat and cheese products. Stable to slightly lower unit sales volumes in the remaining markets offset these improvements resulting in a total flexible packaging segment unit sales volume improvement of about 1.4 percent. We expect customer orders to continue to fluctuate in response to adjustments in selling prices during 2005. In addition, we have found it difficult to adjust selling prices in Europe where our market position is smaller. As a result of uncertainties related to volume trends in North America and pricing in European markets, we have reduced our expectations for growth in 2005. Excluding the favorable impact of the Dixie Toga acquisition, we expect unit sales volume levels in 2005 to be consistent with the levels of 2004. While the impact of purchase accounting essentially offset the earnings contribution from our recent Dixie Toga acquisition during the first quarter, we expect to benefit from this growing business beginning in the second quarter.

Pressure Sensitive Materials Business Segment

First quarter net sales for the pressure sensitive materials business segment decreased 1.0 percent to $143.8 million in 2005 compared to $145.3 million in 2004. Currency effects accounted for a 2.3 percent increase. The resulting 3.3 percent decrease in net sales is a result of unit sales volume decreases totaling 9.5 percent, partially offset by a 6.2 percent increase in price and mix. Recent efforts to improve profitability in this segment include adjusting sales mix toward more value added products and implementing appropriate selling price adjustments.

Operating profit from the pressure sensitive materials business was $7.6 million, or 5.3 percent of net sales, compared to $5.6 million, or 3.9 percent of net sales, in the first quarter of 2004.  Net charges for restructuring and related activities reduced the results of the first quarter of 2004 by $0.5 million. Sales mix improvements combined with ongoing cost control have delivered consistent year-over-year improvement in this business segment. We expect to achieve operating profit margins in the range of 5 to 7 percent of net sales throughout 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $86.2 million or 10.4 percent of net sales in the first quarter of 2005 compared to $70.0 million or 10.2 percent of net sales for the first quarter of 2004. We expect selling, general and administrative expenses as a percentage of net sales for the total year 2005 to be in the range of 10.0 to 10.5 percent.

Research and Development

Research and development expenses were $5.8 million for the first quarter of 2005 compared to $5.1 million during the same period of 2004. As a percent of net sales, research and development expenses were 0.7 percent, consistent with the previous year.

Interest Expense

Interest expense was $8.4 million for the first quarter of 2005, an increase of $5.8 million from the first quarter of 2004. The increase reflects $1.8 million related to higher debt levels as a result of the January acquisition financing for Dixie Toga, $1.4 million related to debt assumed in the acquisition, and generally higher interest rates compared to the first quarter of 2004. We have historically financed our activities with variable rate debt and have benefited from the favorable short-term interest rate environment in recent years. In March of 2005, we refinanced $300 million of variable rate commercial paper by issuing the Old Notes, reducing the percentage of our total debt outstanding that is subject to variable interest rates.

Other Costs (Income), Net

During the first quarter of 2005, other costs and income included $1.3 million of interest income which was more than offset by currency exchange losses. During the first quarter of 2004, other costs and income included $2.8 million of equity income from our investment in a Brazilian joint venture with Dixie Toga. In 2005, this joint venture is accounted for on a consolidated basis and the related results for the first quarter of 2005 are included in flexible packaging operating profit.

Minority Interest in Net Income

In connection with the acquisition of Dixie Toga on January 5, 2005, we acquired 43 percent of the outstanding nonvoting preferred stock. The increase in minority interest in the first quarter of 2005 is primarily due to the accounting for the preferred stock of Dixie Toga that was not acquired.

Income Taxes

Our effective tax rate was 39.1 percent in the first quarter of 2005, above our rate for the same period of 2004 of 38.6 percent. The difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in each period principally relates to state and local income taxes net of federal income tax benefits. The increase from the first quarter of 2004 reflects a change in the percentage of income from international tax jurisdictions.

Results of Operations—Three Years Ended December 31, 2004

Three-year review of results

	Percentage of Net Sales
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of products sold	79.0	79.8	77.7
Gross margin	21.0	20.2	22.3
Selling, general, and administrative expenses	10.1	9.7	9.7
All other expenses	0.6	1.4	1.3
Income before income taxes	10.3	9.1	11.3
Provision for income taxes	4.0	3.5	4.3
Net income	6.3%	5.6%	7.0%
Effective income tax rate	38.7%	38.5%	38.0%

Consolidated Overview

For the year ended December 31, 2004, net sales increased 7.6 percent to $2.83 billion, compared to $2.64 billion for the year ended December 31, 2003. Acquisitions made during the fourth quarter of 2003 and the second quarter of 2004 accounted for 1.1 percent of the 7.6 percent increase in net sales while currency translation accounted for 2.3 percent. Increased unit sales in both business segments drove a 3.1 percent increase in net sales during the year, while price and mix accounted for the remaining 1.1 percent increase. Demand for innovative packaging for a variety of food categories such as meat and cheese, frozen foods, confectionery products and snack foods led flexible packaging volumes, while technical products drove an increase in pressure sensitive materials. Net sales in 2003 increased 11.2 percent from net sales of $2.37 billion in 2002. Acquisitions accounted for 6.6 percent of the net sales growth, while currency translation accounted for about 3.0 percent. The remaining 1.6 percent sales growth reflects primarily the increased sales volumes in flexible packaging during 2003.

Operating profit increased to $342.2 million in 2004 from $280.1 million in 2003 and $316.4 million in 2002. Operating profit in 2004 reflects a $5.6 million gain on the sale of an in-house rotogravure graphics plant. In addition, restructuring and related charges included in operating profit totaled $2.4 million and $16.7 million in 2004 and 2003, respectively. Excluding the impact of the gain on the sale of the plant and any restructuring charges, operating profit would have been $339.0 million for 2004, an increase of 14.3 percent from $296.7 million for 2003. There were no restructuring charges during 2002. Cost savings in 2004 resulting from the completed restructuring programs were partially offset by increased pension expense. Sales mix improvements resulted in increased operating profit during 2004. During 2003, competitive pricing pressures for flexible packaging products sold into industrial markets and for pressure sensitive label materials, in addition to increases in certain resin costs, contributed to lower margins.

Net income totaled $180.0 million in 2004, $147.1 million in 2003, and $165.5 million in 2002. Diluted earnings per share were $1.67 for 2004, including restructuring and related charges of about $0.014 per share. Results for 2004 also reflect a gain of $0.032 per share on the sale of rotogravure plant assets during the fourth quarter of the year. For 2003, diluted earnings per share were $1.37, including restructuring and related charges of about $0.095 per share. Diluted earnings per share for 2002 totaled $1.54.

Flexible Packaging Business Segment

Our flexible packaging business segment provides packaging to a variety of end markets, including meat and cheese, confectionery, frozen foods, lawn and garden, personal care, beverages, medical devices, bakery and snack foods. These markets are generally less affected by economic cycles and grow through product innovation and geographical expansion.

The most significant raw materials used in this business segment are polymer resins, which we use to develop and manufacture single layer and multilayer film products. During periods of unusual raw material cost volatility, selling price changes may lag behind changes in our raw material costs. During 2004, resin costs steadily increased, resulting in double-digit percentage increases by year-end. These raw material costs were reflected in increased selling prices during the year. During 2003, polyethylene resin prices increased 30 percent during the first quarter in anticipation of natural gas shortages due to conflict in the Middle East and other international supply concerns. As concerns subsided in April, prices drifted back down, resulting in a volatile pricing period that delayed our ability to adjust selling prices, which negatively impacted 2003 operating margins.

In July 2003, we announced a restructuring effort to reduce fixed costs, take out monolayer film capacity and direct production volume to more efficient facilities. We closed three flexible packaging manufacturing facilities in the third quarter of 2003, recording restructuring and related charges of $13.9 million during 2003. Of this total charge, $7.1 million related to accelerated depreciation of assets and was classified as costs of products sold. The remaining $6.8 million of charges included $5.0 million for employee severance and related costs and $1.8 million of other costs, primarily equipment relocation, all of which have been recorded as other costs (income), net. With the flexible packaging restructuring efforts essentially completed at December 31, 2003, the net restructuring gain of $0.7 million classified as other costs (income), net, in 2004 relates primarily to the sale of closed facilities offset by ongoing costs to maintain these closed facilities.

Our flexible packaging business segment recorded net sales of $2.25 billion in 2004, a 7.1 percent increase from $2.10 billion in 2003. The acquisition of the flexible packaging assets of Masterpak, a Mexican joint venture investment made during the second quarter of 2004, contributed 0.8 percent sales growth. Currency translation accounted for a 1.8 percent increase in sales, primarily reflecting the impact of our exposure to the strengthening Euro. Strong unit sales to markets for meat and cheese, confectionery and snack foods, frozen foods, personal care products, cereal products and unitizing film for products such as bottled water was partially offset by lower unit sales to bakery, pet product and industrial markets. Price and mix increased sales by about 1.1 percent in total, as customers balanced price increases with changes in product mix. Net sales increased 12.3 percent in 2003 from $1.87 billion in 2002. Acquisitions accounted for an increase of 8.4 percent and currency translation accounted for 2.0 percent of the improvement from 2002.

Operating profit increased to $308.3 million in 2004 compared to $263.8 million in 2003 and $289.1 million in 2002. Operating profit as a percentage of net sales increased to 13.7 percent in 2004 compared to 12.6 percent in 2003. Operating profit was 15.5 percent in 2002. During the fourth quarter of 2004, we recorded a gain of $5.6 million from the sale of a manufacturing facility in Florence, Kentucky that supported internal rotogravure graphics capabilities. Excluding the impact of both the gain on the sale of that facility as well as restructuring charges, operating profit as a percentage of net sales would have been 13.4 percent in 2004 compared to 13.2 percent in 2003. Savings resulting from the restructuring program were significantly offset by increased pension costs and incentive compensation in 2004. In addition, operating losses from the newly acquired joint venture in Mexico totaled $3.7 million in 2004 where resolution of supplier issues and deferred maintenance activities related to the previous ownership is continuing. Factors that dampened flexible packaging operating profits in 2003 included increased employee pension and other benefit costs and unusual volatility in the price of polyethylene resin during the first half of the year.

Pressure Sensitive Materials Business Segment

The pressure sensitive materials business segment offers adhesive products to three markets: prime and variable information labels, which include roll label stock used in a wide variety of label markets; graphic design, used to create signage and decorations; and technical components, which represent pressure sensitive components for industries such as the electronics, automotive, battery, construction and medical industries.

Paper and adhesive are the primary raw materials used in our pressure sensitive materials business segment. For the last several years, general economic conditions have had a greater negative influence on selling prices and operating performance than raw material costs. During 2004, the increased cost of petrochemical products caused an associated increase in the cost of adhesive materials, in addition to a concern about availability of adhesive from suppliers. In response to these cost increases, we increased selling prices and secured alternative supplies of raw materials in case of shortages. We focused on margin expansion by introducing new product innovations and quality initiatives during the year. In addition, recent restructuring activities resulted in better capacity utilization in label products.

In October of 2003, we announced the restructuring of our label products capacity. We closed two facilities to reduce fixed costs and improve capacity utilization in our label products line. Restructuring and related charges of $2.7 million were recorded in 2003, of which $2.3 million related to severance and related charges and was recorded as other costs (income), net. The remaining $0.4 million related to accelerated depreciation of assets and related charges and was recorded as an element of costs of products sold. During 2004, restructuring and related charges totaling $3.1 million related primarily to the cost of closing a label products plant in Nevada. Of this total, $1.8 million related to costs and equipment relocation and was recorded as other costs (income), net, with the remaining costs associated with accelerated depreciation charged to costs of products sold.

Our pressure sensitive materials business segment reported net sales of $584.8 million in 2004, an increase of 9.5 percent from net sales of $534.1 million in 2003. An acquisition in the fourth quarter of 2003 of a graphic business in Europe increased net sales by 2.6 percent during 2004 and currency translation provided a 4.2 percent increase. About 44 percent of the sales from this business segment are from our manufacturing operations in Belgium, which benefited from the strengthening of the European currencies during 2004. Stronger unit sales of technical products more than offset slightly lower unit sales of label and graphic products compared to 2003. Price and mix provided a combined improvement to net sales during the year of about 1.0 percent. Net sales in 2003 increased 7.0 percent from $498.9 million in 2002, primarily due to the strengthening of the Euro during 2003.

Operating profit increased substantially in 2004 to $33.9 million or 5.8 percent of net sales, compared to $16.3 million or 3.1 percent of net sales in 2003, and $27.3 million or 5.5 percent of net sales in 2002. Excluding the impact of restructuring and related charges, operating profit would have been $37.0 million or 6.3 percent of net sales in 2004, and $19.0 million or 3.6 percent of net sales in 2003. Currency translation contributed $2.2 million to operating profit in 2004 and $2.9 million in 2003. Improved profit levels in 2004 reflect improved sales mix and the savings associated with restructuring activities early in the year, partially offset by increased pension expense. During 2003, label product markets were very competitive, as reduced selling prices offset much of the benefits of improving production volume during the year.

Gross Margin

Gross margin as a percent of net sales increased to 21.0 percent in 2004 compared to 20.2 percent in 2003. Gross margin was 22.3 percent in 2002. Restructuring and related charges reduced gross margins by $1.1 million in 2004 and $7.6 million in 2003. Lower margins in 2004 reflect the impact of higher resin costs in advance of selling price increases and an increased proportion of lower margin non-U.S. sales. We are implementing improvements in Europe and Mexico to increase profitability at those locations. During 2003, unusual volatility in raw material prices for flexible packaging products coupled with pricing pressure in markets for certain commodity-like products caused margins to decline from 2002 levels.

Selling, General And Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales were 10.1 percent for 2004, compared to 9.7 percent for both 2003 and 2002. Total expenses were $285.0 million in 2004, $256.7 million in 2003, and $229.3 million in 2002. Increased expenses for 2004 reflect the larger sales organization associated with our global sales efforts and an increase from 2003 in broad-based incentive compensation and pension expense.

Research And Development Expenses

Research and development expenses decreased slightly in 2004 to $21.1 million compared to $21.5 million in 2003. Expenses in 2002 totaled $17.4 million. Our efforts to introduce new products continue at a steady pace and are an integral part of our daily plant operations. Our research and development engineers work directly on commercial production equipment, bringing new products to market without the use of pilot equipment. We believe this approach significantly improves the efficiency, effectiveness and relevance of our research and developments activities and results in earlier commercialization of new products. Expenditures that are not distinctly identifiable as research and development costs are included in costs of products sold.

Interest Expense

Substantially all of our outstanding debt for each of the three years presented was subject to variable interest rates. During 2004, short-term interest rates increased gradually from about 1.1 percent at December 31, 2003 to about 2.3 percent at December 31, 2004. The impact of this increase in short-term interest rates was partially offset by a $42.6 million decrease in outstanding debt during 2004. Interest expense increased in 2004 to $15.5 million compared to $12.6 million in 2003. During 2002, we recorded interest expense of $15.4 million, reflecting lower interest rates but higher outstanding debt levels. We expect interest expense to increase substantially in 2005 due to increasing short-term interest rates and higher debt levels. On January 5, 2005, we acquired a Brazilian packaging company for which we assumed about $40 million in interest-bearing debt and borrowed approximately $250 million to complete the acquisition.

Other Costs (Income), Net

We reported net other income of $20.1 million in 2004, reflecting a $5.6 million gain on the sale of a rotogravure facility during the fourth quarter partially offset by restructuring and related charges of $1.2 million. Equity income from our Brazilian joint venture was $11.7 million in 2004, reflecting improved profitability in addition to an increase in our equity ownership from 33 percent to 45 percent in January 2004. The remainder of other income in 2004 is primarily interest income. During 2003, net other costs of $2.7 million included $8.9 million of restructuring and related charges related to employee severance and the closure of manufacturing facilities. The Brazilian joint venture accounted for $3.2 million of equity income during 2003. Net other income of $1.2 million in 2002 was primarily related to interest income.

Income Taxes

Our effective tax rate was 38.7 percent in 2004, 38.5 percent in 2003, and 38.0 percent in 2002. The difference between our overall tax rate and the U. S. statutory tax rate of 35 percent in each of those three years principally relates to state and local income taxes net of federal income tax benefits.

Liquidity and Capital Resources

Debt to Total Capitalization

Debt to total capitalization (which includes total debt, long-term deferred tax liabilities and equity) was 36.4 percent at March 31, 2005, compared to 26.7 percent at December 31, 2004. Total debt as of March 31, 2005 was $857.9 million, an increase of $318.2 million from December 31, 2004. This increase primarily reflects the impact of the January 5, 2005 acquisition of Dixie Toga for about $250 million in cash and an additional $33.7 million of debt assumed in the acquisition.

Sources of Liquidity

Cash provided by operations was $271.5 million for the year ended December 31, 2004, compared to $311.1 million in 2003 and $286.7 million in 2002. Cash provided by operations in 2004 and 2003 was reduced by voluntary pension contributions to our U.S. pension plans of $50 million and $40 million, respectively. While no contributions are required for 2005 or 2006, we continue to monitor the funded status of our U.S. pension plans and will evaluate the benefits of future voluntary contributions subject to available liquidity. Increased raw material costs during 2004 resulted in increased levels of working capital, which had a negative impact on cash provided by operations during the second half of the year.

Net cash provided by operating activities decreased to $30.1 million in the first quarter of 2005 compared to $62.3 million in the first quarter of 2004. Increased use of working capital totaling $57.6 million is driven by inventory and accounts receivable balances resulting from higher raw material costs and product selling prices.

In addition to using cash provided by operations, we issue commercial paper to meet our short-term liquidity needs. At year-end, our commercial paper debt outstanding was $160 million. During the first quarter of 2005, we initially financed the acquisition of Dixie Toga with $250 million of commercial paper. In March 2005, we refinanced $300 million of commercial paper by issuing the Old Notes.

Based upon our current credit rating, we enjoy ready access to the commercial paper markets. While not anticipated, if these markets were to become illiquid or if a credit rating downgrade limited our ability to issue commercial paper, we would draw upon our existing back-up credit facility. In September 2004, we renegotiated our back-up credit facility to extend the term to September of 2009. The previous credit facility included a Revolving Credit Agreement under which we could borrow up to $334 million through August 2006. Our new credit facility provides $500 million of available financing supported by a group of major U.S. and international banks. Covenants imposed by this bank credit facility include limits on the sale of businesses, minimum net worth calculations, and a maximum ratio of debt to total capitalization. In addition to funds available under this credit facility, we also have the capability of issuing up to approximately $100 million of Extendable Commercial Notes (ECNs), which are short-term instruments whose maturity can be extended to 390 days from the date of issuance. Previously we had a 364-day Credit Agreement under which we could borrow up to $250 million. If these new credit facilities and ECNs were no longer available to us, we would expect to meet our financial liquidity needs by accessing the bank market, which would increase our borrowing costs.

Long-term debt

Commercial paper outstanding has been classified as long-term debt in accordance with our intention and ability to refinance such obligations on a long-term basis.

On March 31, 2005, total long-term debt includes $154.8 million of commercial paper, $300 million of Old Notes, $250 million of public bonds due in 2008, and $100 million of public bonds due in July 2005. Outstanding commercial paper is supported by $500 million of back-up credit facilities that expire in 2009. When the $100 million public bonds mature in July 2005, we intend to refinance that debt by issuing commercial paper.

Uses of Liquidity

Capital expenditures

Capital expenditures were $134.5 million during 2004, compared to $106.5 million in 2003 and $91.0 million in 2002. During 2004, we invested in additional capacity for our European operations to meet strong demand for our shrink bag products and to provide a platform to introduce new proprietary film products.

Capital expenditures were $43.8 million for the first quarter of 2005 compared to $34.1 million for the first quarter of 2004. Capital expenditures for 2005 are now expected to be in the range of $160 to $175 million, an increase from 2004 levels reflecting planned investments in capacity needs primarily in North American operations. Some projects originally planned for 2005 have been postponed to 2006 in order to divert engineering resources to waste reduction projects to improve manufacturing efficiencies and reduce the impact of increased raw material costs in 2005.

Dividends

We increased our quarterly cash dividend by 14.3 percent during the first quarter of 2004 to 16 cents per share from 14 cents per share. This follows increases of 7.7 percent in 2003 and 4.0 percent in 2002. In February 2005, the Board of Directors approved the 22nd consecutive annual increase in the quarterly cash dividend on common stock to 18 cents per share, a 12.5 percent increase.

Share repurchases

We did not make any share repurchases during the three years ended December 31, 2004 or the three months ended March 31, 2005. As of March 31, 2005, management is authorized to purchase up to 4.7 million shares of common stock for the treasury.

Contractual obligations

The following table provides a summary of contractual obligations including our debt payment obligations, capital lease obligations, operating lease obligations and certain other purchase obligations as of December 31, 2004.

Contractual Payments Due by Period

		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years
	(in millions)
Debt payments(1)	$572.0	$115.7	$25.4	$422.4	$8.5
Capital leases(2)	0.7	0.2	0.4	0.1	0.0
Operating leases(3)	26.0	6.8	7.4	4.4	7.4
Purchase obligations(4)	136.5	132.7	3.7	0.1	0.0
Pension contributions(5)	5.2	5.2

(1)          Amount noted includes estimated interest costs. Long-term and short-term debt obligations, excluding interest, are included in our Consolidated Balance Sheets. A portion of this debt is commercial paper backed by a bank credit facility that expires on September 2, 2009. See Note 11 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, incorporated herein by reference, for additional information about our debt and related matters.

(2)          Amount noted includes estimated interest costs. The present value of these obligations, excluding interest, is included on our Consolidated Balance Sheets included in our Annual Report on Form 10-K for the year ended December 31, 2004, incorporated herein by reference. See Note 10 of the Notes to the Consolidated Financial Statements included therein for additional information about our capital lease obligations.

(3)          We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payments terms based on the passage of time. Some lease agreements provide us with the options to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. Our operating lease obligations are described in Note 10 of our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, incorporated herein by reference.

(4)          Purchase obligations represent contracts or commitments for the purchase of raw materials, utilities, capital equipment and various other goods and services.

(5)          Amount noted is funding requirements of non-U.S. pension plans. No requirements exist for future funding.

Interest Rate Swaps

Our long-term unsecured notes include $100 million due in July 2005 and $250 million due in August 2008. In September 2001, we entered into interest rate swap agreements with three U.S. banks, which increased our exposure to variable rates. We generally prefer variable rate debt since it has been our experience that borrowing at variable rates is less expensive than borrowing at fixed rates over the long term. These interest rate swap agreements, which expire in 2005 and 2008, reduced the interest cost of the

$350 million of long-term debt from about 6.6 percent to about 3.2 percent in 2004. Since these variable rates are based upon six-month London Interbank Offered Rates (LIBOR), calculated in arrears, at the semiannual interest payment dates of the corresponding notes, increases in short-term interest rates will directly impact the amount of interest we pay. For each one percent increase in variable interest rates, the annual interest expense on $849.9 million of total debt outstanding at March 31, 2005 would increase by $5.4 million.

Accounting principles generally accepted in the United States of America require that the fair value of these swaps, which have been designated as hedges of our fixed rate unsecured notes outstanding, be recorded as an asset or liability. The fair value of these swaps was recorded as an asset of $14.9 million at December 31, 2004, and an asset of $22.6 million at December 31, 2003.

The fair value of interest rate swap agreements recorded on the balance sheet decreased from $14.9 million at December 31, 2004, to $8.0 million at March 31, 2005. The impact of this change was a $6.9 million decrease in the recorded value of long-term debt with a corresponding decrease in other assets. In connection with the issuance of the Old Notes, we entered into a forward starting swap on February 3, 2005, in order to lock in an interest rate in advance of the pricing date for the Old Notes. On March 14, 2005, in conjunction with the pricing of the Old Notes, we terminated the swap and recorded the resulting gain of $6.1 million on the balance sheet as other comprehensive income. This gain will be amortized over the term of the Old Notes and New Notes.

For each period, an offsetting increase is recorded in the fair value of the related long-term notes outstanding. These fair value adjustments do not impact the actual balance of outstanding principal on the notes, nor do they impact the income statement or related cash flows. Credit loss from counterparty nonperformance is not anticipated.

Market Risks and Foreign Currency Exposures

We enter into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. We do not enter into derivative transactions for trading purposes. Our use of derivative instruments is subject to internal policies that provide guidelines for control, counterparty risk, and ongoing reporting. These derivative instruments are designed to reduce the income statement volatility associated with movement in foreign exchange rates, establish rates for future issuance of bonds, and to achieve greater exposure to variable interest rates.

Interest expense calculated on much of our outstanding debt is subject to short-term interest rates. As such, increases in short-term interest rates will directly impact the amount of interest we pay. For each one percent increase in variable interest rates, the annual interest expense on $849.9 million of total debt outstanding at March 31, 2005 would increase by $5.4 million.

Our international operations enter into forward foreign currency exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables, principally for transactions in non-Euro zone countries. At December 31, 2004 and 2003, we had outstanding forward exchange contracts with notional amounts aggregating $3.5 million and $5.2 million, respectively. Forward exchange contracts generally have maturities of less than nine months and relate primarily to major Western European currencies. Counterparties to the forward exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. We have not designated these derivative instruments as hedging instruments. The net settlement amount (fair value) related to the active forward foreign currency exchange contacts is insignificant and recorded on the balance sheet within current liabilities and as an element of other costs (income), net, which offsets the related transactions gains and losses on the related foreign denominated asset or liability.

The operating results of our international operations are recorded in local currency and translated into U.S. dollars for consolidation purposes. The impact of foreign currency translation on 2004 net sales was an increase of $59.6 million or 2.3 percent from 2003. Operating profit improved by approximately $4.8 million as a result of the positive effect of foreign currency translation during 2004.

There were no material changes in our market risk during the three-month period ended March 31, 2005.

Long-term Compensation

While our practice of awarding long-term compensation has relied primarily on restricted stock programs that are valued at the time of the award and expensed over the vesting period, we have also granted some stock options in the past. Beginning in 2004, we discontinued the awarding of stock options. Stock options granted prior to 2004 were granted at prices equal to the fair market value on the date of grant and exercisable, upon vesting, over varying periods up to ten years from the date of grant. Stock options for Directors vested immediately, while options for Company employees become vested over three years (one-third per year). Pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock Options,” we disclose the impact on net income and earnings per share of stock options outstanding, as if compensation expense were measured using a fair value method, in the footnotes accompanying our financial statements. Beginning January 1, 2006, accounting rules will require us to follow a fair value based method of recognizing expense for stock options. If we followed this fair value method during 2004, diluted earnings per share would have been reduced by one cent for the year ended 2004, two cents for the year ended 2003, and one cent for the year ended 2002. We expect the impact to diluted earnings per share for 2005 to be insignificant.

Critical Accounting Estimates And Judgments

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to retirement benefits, intangible assets, goodwill, and expected future performance of operations. Our estimates and judgments are based upon historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are critical accounting estimates used in the preparation of our consolidated financial statements:

•       The calculation of annual pension costs and related assets and liabilities; and

•       The valuation and useful lives of intangible assets and goodwill.

Accounting for annual pension costs

We account for our defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. A substantial portion of our pension amounts relate to our defined benefit plans in the United States. As permitted by SFAS No. 87, we use a calculated value of plan assets (which is further described below). SFAS No. 87 requires that the effects of the performance of the pension plan’s assets and changes in pension liability discount rates on our computation of pension income or expense be amortized over future periods.

Pension expense recorded in 2004 was $25.2 million, compared to pension expense of $9.6 million in 2003 and pension income of $3.2 million in 2002. We expect 2005 pension expense to be comparable to the levels of 2004.

One element used in determining annual pension income and expense in accordance with SFAS No. 87 is the expected return on plan assets. As of January 1, 2005, for our U.S. defined benefit pension plans, we have assumed that the expected long-term rate of return on plan assets will be 8.75 percent. This represents a decrease from the 9.0 percent level assumed for 2004 and 9.5 percent level assumed for 2003.

To develop the expected long-term rate of return on assets assumption, we considered compound historical returns and future expectations based upon our target asset allocation. Using historical long-term investment periods of 10, 15 and 20 years, our pension plan assets have earned rates of return of 10.9 percent, 10.1 percent and 11.1 percent, respectively, each in excess of our assumed rates.

In future years, we expect that returns will be lower than the historical returns discussed above due to a generally lower inflation and interest rate environment. Considering this, we selected an 8.75 percent long-term rate of return on assets assumption as of January 1, 2005. Using our target asset allocation of plan assets of 80 percent equity securities and 20 percent fixed income securities, our outside actuaries have used their independent economic model to calculate a range of expected long-term rates of return and have determined our assumptions to be reasonable.

This assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over approximately three years. This process calculates the expected return on plan assets that is included in pension income or expense. The difference between this expected return and the actual return on plan assets is generally deferred and recognized over subsequent periods. The net deferral of asset gains and losses affects the calculated value of pension plan assets and, ultimately, future pension income and expense.

At the end of each year, we determine the discount rate to be used to calculate the present value of pension plan liabilities. This discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to changes in rates of return on high quality, fixed income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2004, for our U.S. defined benefit pension plans we determined this rate to be 5.75 percent, a decrease of one half of one percent from the 6.25 percent rate used at December 31, 2003.

Pension assumptions sensitivity analysis

Based upon current assumptions of 5.75 percent for the discount rate and 8.75 percent for the expected rate of return on pension plan assets, we expect pension expense before the effect of income taxes for 2005 to be in a range of $25 million to $28 million. The following charts depict the sensitivity of estimated 2005 pension expense to incremental changes in the discount rate and the expected long-term rate of return on assets.

	Total increase		Total increase
	(decrease) to pension expense		(decrease) to pension expense
Discount rate	from current assumptions	Rate of Return on Plan Assets	from current assumptions
	($ in millions)		($ in millions)
5.00 percent	$6.0	8.00 percent	$2.9
5.25 percent	4.0	8.25 percent	1.9
5.50 percent	2.0	8.50 percent	1.0
5.75 percent—Current Assumption	0.0	8.75 percent—Current Assumption	0.0
6.00 percent	(1.9)	9.00 percent	(1.0)
6.25 percent	(3.8)	9.25 percent	(1.9)
6.50 percent	(5.7)	9.50 percent	(2.9)

The following chart depicts the sensitivity of the minimum pension liability adjustment on equity, net of tax, resulting from changes in the assumed discount rate.

Total (increase)
decrease
in equity
Discount rate	from current assumptions
($ in millions)
5.00 percent	$55.2
5.25 percent(1)	46.9
5.50 percent	2.7
5.75 percent—Current Assumption	0.0
6.00 percent	(2.6)
6.25 percent	(5.2)
6.50 percent	(7.6)

(1)          If the discount rate had been reduced to 5.25 percent at December 31, 2004, the accumulated benefit obligation for the largest of the defined benefit pension plans would have exceeded the related plan assets. This would then have required a minimum pension liability adjustment with a corresponding reduction to equity, net of tax, of about $46.9 million. A further decrease in the discount rate to 5.00 percent would only result in an additional equity adjustment of $8.3 million.

Intangible assets and goodwill

The purchase price of each new acquisition is allocated to tangible assets, identifiable intangible assets, liabilities assumed, and goodwill. Determining the portion of the purchase price allocated to identifiable intangible assets and goodwill requires us to make significant estimates. The amount of the purchase price allocated to intangible assets is generally determined by estimating the future cash flows of each asset and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets acquired, including intangible assets. We review our goodwill for impairment annually and assess whether significant events or changes in the business circumstances indicate that the carrying value of the goodwill may not be recoverable. The test for impairment requires us to make estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheet and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $576.3 million as of March 31, 2005.

Intangible assets consist primarily of purchased technology, customer relationships, patents, trademarks, and trade names and are amortized using the straight-line method over their estimated useful lives, which range from one to 20 years, when purchased. We review these intangible assets for impairment as changes in circumstances or the occurrence of events suggest that the remaining value is not recoverable. The test for impairment requires us to make estimates about fair value, most of which are based on projected future cash flows. These estimates and projections require judgments as to future events, condition and amounts of future cash flows.

New Accounting Pronouncements

On December 15, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R), which will significantly change accounting practice with respect to employee stock options. The SEC has delayed the mandated adoption date for public companies with a December 31 year end until January 1, 2006. FAS 123R requires that a public entity measure the cost of equity-based service awards based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of a liability-based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. We expect that the impact of adopting this standard will be insignificant to our results of operation.

On November 24, 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The standard adopts the International Accounting Standards Board (IASB) view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. Additionally, the Board made the decision to clarify the meaning of the term “normal capacity.” The provisions of SFAS No. 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. We have not determined the impact of this SFAS No. 151 to our inventory accounting results which may result upon adoption of this statement on January 1, 2006.

In December 2004, the FASB issued FASB Staff Positions (FSP) No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This FSP provides guidance on how an enterprise should account for the deduction for qualified production activities provided by the American Jobs Act of 2004. We are currently evaluating the impact of this new deduction, the benefit of which will be considered in our future tax provisions.

In December 2004, the FASB also issued FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (the “Act”). This FSP allows additional time for companies to determine how the new law affects a company’s accounting for deferred tax liabilities on unremitted foreign earnings. The new law provides for a special one-time deduction of 85% of certain foreign earnings that are repatriated and which meet certain requirements. The deduction is available to corporations during the tax year that includes October 22, 2004 or the immediately subsequent tax year. For Bemis Company, the deduction election is available for the 2005 calendar year. We have approximately $80 million of cash held outside the United States which could be eligible for the special deduction during the calendar year 2005. Due to the complexity of the repatriation provision, we are still evaluating the effects of the Act on our plan for repatriation of unremitted foreign earnings and the related impact on our tax provision. We anticipate that this evaluation will be completed by the end of the calendar year. The range of possible amounts of unremitted foreign earnings that we currently considered eligible for repatriation is between zero and approximately $80 million. The related potential range of income tax is between zero and approximately $5.5 million.

BUSINESS

Bemis Company, Inc., a Missouri corporation, continues a business formed in 1858. We were incorporated in 1885 as Bemis Bro. Bag Company with the name changed to Bemis Company, Inc. in 1965. We are a principal manufacturer of flexible packaging products and pressure sensitive materials selling to customers throughout the United States, Canada, and Europe with a growing presence in Asia Pacific, South America, and Mexico. In 2004, approximately 80 percent of our sales were derived from our flexible packaging segment and approximately 20 percent were derived from our pressure sensitive materials segment.

Our products are primarily sold to customers in the food industry. Other customers include companies in the following types of businesses: chemical, agribusiness, medical, pharmaceutical, personal care products, batteries, electronics, automotive, construction, graphic industries, and other consumer goods. Further information about our operations in our business segments is available at Note 13 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 and Note 9 to the unaudited Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, incorporated herein by reference.

As of March 31, 2005, we had approximately 15,700 employees, about 11,300 of whom were classified as production employees. Many of the North American production employees are covered by collective bargaining contracts involving four different international unions and one independent union and 19 individual contracts with terms ranging from one to six years. During 2004, six contracts covering approximately 2,000 employees at six different locations in the United States were successfully negotiated, and one contract covering 300 employees in the United States was successfully renegotiated in 2005. During the remainder of 2005, two domestic and one Canadian labor agreements covering approximately 300 employees are scheduled to expire. Many of the non-North American production employees as well as some of the non-North American salaried workforce are covered by collective bargaining contracts involving six different unions with terms ranging from one to two years.

Working capital elements fluctuate throughout the year in relation to the level of customer volume and other marketplace conditions. Customer and vendor payment terms are split approximately equally between net 30 days and discountable terms. Discounts are generally one percent for payment within ten days. Inventory levels reflect a reasonable balance between raw material pricing and availability, and our commitment to promptly fill customer orders. Backlogs are not a significant factor in the industries in which we operate as most orders placed with us are for delivery within 90 days or less. Our business is not seasonal to any significant extent.

We are the owner or licensee of a number of United States and foreign patents and patent applications that relate to certain of our products, manufacturing processes, and equipment. We also have a number of trademarks and trademark registrations in the United States and in foreign countries. Our patents, licenses, and trademarks collectively provide a competitive advantage. However, the loss of any single patent or license alone would not have a material adverse effect on our results as a whole or those of either of our segments.

Our business activities are organized around our two business segments, flexible packaging and pressure sensitive materials. Both internal and external reporting conform to this organizational structure. A summary of our business activities reported by our two business segments follows.

Flexible Packaging Segment

The flexible packing segment manufactures a broad range of consumer and industrial packaging. Multilayer flexible polymer film structures and barrier laminates are sold for food, medical, and personal care products as well as non-food applications utilizing controlled or modified atmosphere packaging or unique open or close features. Monolayer and coextruded films are also produced for applications with fewer barrier requirements. Additional products include blown and cast stretchfilm products, carton sealing tapes and application equipment, custom thermoformed plastic packaging, injection molded containers, printed labels, printed folding cartons, multiwall and single-ply paper bags, printed paper roll stock, and bag closing materials. Markets for our products include processed and fresh meat, liquids, frozen foods, cereals, snacks, cheese, coffee, condiments, candy, pet food, bakery, seed, lawn and garden, tissue, fresh produce, personal care and hygiene, disposable diapers, printed shrink overwrap for the food and beverage industry, agribusiness, minerals, and medical device packaging.

Pressure Sensitive Materials Segment

The pressure sensitive materials segment manufactures pressure sensitive materials that are sold into label markets, graphic markets, and technical markets.

Products for label markets include narrow-web rolls of pressure sensitive paper, film, and metalized film printing stocks used in high-speed printing and die-cutting of primary package labeling, secondary or promotional decoration, and for high-speed, high-volume data processing (EDP) stocks, bar code labels, and numerous laser printing applications. Primary markets include food packaging, personal care product packaging, inventory control labeling, shipping labels, postage stamps, and laser/ink jet printed labels.

Products for graphic markets include pressure sensitive papers and films used for decorative signage through computer-aided plotters, digital and screen printers, and photographic overlaminate and mounting materials including optically clear films with built-in UV inhibitors. Offset printers, sign makers, and photo labs use these products on short-run and/or digital printing technology to create labels, signs, or vehicle graphics. Primary markets are indoor and outdoor signage, photograph and digital print overlaminates, and vehicle graphics.

Products for technical markets are pressure sensitive materials that are technically engineered for performance in varied industrial applications. They include micro-thin film adhesives used in delicate electronic parts assembly and pressure sensitive utilizing foam and tape based stocks to perform fastening and mounting functions. Tapes sold to medical markets feature medical-grade adhesives suitable for direct skin contact. Primary markets are batteries, electronics, automotive, construction, medical, and pharmaceuticals.

Marketing, Distribution, and Competition

While our sales are made through a variety of distribution methods, more than 90 percent of each segment’s sales are made by our direct sales force. Sales offices and plants are located throughout the United States, Canada, United Kingdom, Continental Europe, Scandinavia, Asia Pacific, South America, and Mexico to provide prompt and economical service to more than 30,000 customers. Our technically trained sales force is supported by product development engineers, design technicians, and a customer service organization.

No single customer accounts for ten percent or more of our total sales. Furthermore, the loss of one or a few major customers would not have a material adverse effect on our operating results. Nevertheless, business arrangements with large customers require a large portion of the manufacturing capacity at a few individual manufacturing sites. Any change in the business arrangement would typically occur over a period of time, which would allow for an orderly transition for both our manufacturing site and the customer.

The major markets in which we sell our products are highly competitive. Areas of competition include service, innovation, quality, and price. This competition is significant as to both the size and the number of competing firms. Major competitors in the flexible packaging segment include Amcor Limited, Exopack

Company, Hood Packaging Corporation, Intertape Polymer Group Inc., Alcan Packaging, Pliant Corporation, Printpack, Inc., Sealed Air Corporation, Sonoco Products Company, Smurfit-Stone Container Corporation, and Wihuri OY. In the pressure sensitive materials segment major competitors include Avery Dennison Corporation, Acucote, Inc., Green Bay Packaging Inc., 3M, Ricoh Company, Ltd., Ritrama Inc., Flexcon Co., Inc., Spinnaker Industries, Inc., Technicote Inc., UPM-Kymmene Corporation, and Wausau Coated Products Inc.

We consider our company to be a significant factor in the market niches we serve; however, due to the diversity of the flexible packaging and pressure sensitive materials segments, our precise competitive position in these markets is not reasonably determinable. Advertising is limited primarily to business and trade publications emphasizing our product features and related technical capabilities and our individual problem-solving approach to customer problems.

Raw Materials

Plastic resins and films, paper, inks, adhesives, and chemicals constitute the basic major raw materials. These are purchased from a variety of industry sources and we are not dependent on any one supplier for its raw materials. While temporary shortages of raw materials may occur occasionally, these items are currently readily available.

Research and Development Expense

Research and development expenditures were as follows:

	2004	2003	2002
Flexible Packaging	$16,923,000	$17,060,000	$14,509,000
Pressure Sensitive Materials	4,215,000	4,394,000	2,937,000
Total	$21,138,000	$21,454,000	$17,446,000

The increase in 2003 reflects additional effort related to new product development.

Environmental Control

Compliance with federal, state, and local provisions which have been enacted or adopted regulating discharges of materials into the environment or otherwise relating to the protection of the environment, is not expected to have a material effect upon our capital expenditures, earnings, or competitive position.

Explanation of Terms Describing Our Products

Barrier laminate—A multilayer plastic film made by laminating two or more films together with the use of glue or a molten plastic to achieve a barrier for the planned package contents.

Blown film—A plastic film that is extruded through a round die in the form of a tube and then expanded by a column of air in the manufacturing process.

Cast film—A plastic film that is extruded through a straight slot die as a flat sheet during its manufacturing process.

Coextruded film—A multiple layer extruded plastic film.

Controlled atmosphere packaging—A package which limits the flow of elements, such as oxygen or moisture, into or out of the package.

Decorative products—Pressure sensitive materials used for decorative signage, promotional items, and displays and advertisements.

Flexible polymer film—A non-rigid plastic film.

Flexographic printing—The most common flexible packaging printing process in North America using a raised rubber or alternative material image mounted on a printing cylinder.

Barrier Products—Products that provide protection and extend the shelf life of the contents of the package. These products provide this protection by combining different types of plastics and chemicals into a multilayered plastic package. These products protect the contents from such things as moisture, sunlight, odor, or other elements.

In-line overlaminating capability—The ability to add a protective coating to a printed material during the printing process.

Labelstock—Base material for pressure sensitive labels.

Modified atmosphere packaging—A package in which the atmosphere inside the package has been modified by a gas such as nitrogen.

Monolayer film—A single layer extruded plastic film.

Multiwall paper bag—A package made from two or more layers of paper.

Paper products—Products that consist primarily of multiwall and single ply paper bags and printed paper roll stock.

Polyolefin shrink film—A packaging film consisting of polyethylene and/or polypropylene resins extruded via the blown process. The film can be irradiated in a second process to cross link the molecules for added strength, durability, and toughness. The product is characterized by thin gauge, high gloss, sparkle, transparency, and good sealing properties.

Pressure sensitive material—A material with adhesive such that upon contact with another material it will stick.

Roll label products—Pressure sensitive materials made up and sold in roll form.

Rotogravure printing—A high quality, long run printing process utilizing a metal cylinder.

Sheet products—Pressure sensitive materials cut into sheets and sold in sheet form.

Stretch film—A plastic film used to wrap pallets in the shipping process, which has significant ability to stretch.

Technical products—Technically engineered pressure sensitive materials used primarily for fastening and mounting functions.

Thermoformed plastic packaging—A package formed by applying heat to a film to shape it into a tray or cavity and then placing a flat film on top of the package after it has been filled.

UV inhibitors—Chemicals which protect against ultraviolet rays.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In a registration rights agreement between us and the initial purchasers of the Old Notes, we agreed:

•       to file a registration statement not later than 90 days after the closing of the offering of the Old Notes with respect to an offer to exchange the Old Notes for a new issue of securities, with terms substantially the same as of the Old Notes but registered under the Securities Act,

•       to use our reasonable best efforts to cause the registration statement to be declared effective by the SEC within 150 days after the closing of the Old Notes, and

•       use our reasonable best efforts to consummate the exchange offer and issue the New Notes within no later than 180 days after the closing of the Old Notes.

The registration rights agreement provides that, in the event we fail to file the registration statement within 90 days after the closing date or consummate the exchange offer within 180 days, we will be required to pay additional interest on the Old Notes over and above the regular interest on the securities. Once we complete this exchange offer, we will no longer be required to pay additional interest on the Old Notes with respect to the foregoing events.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

Subject to terms and conditions, we will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term “Expiration Date” means 5:00 p.m., New York City time, July 29, 2005. We may, however, in our sole discretion, extend the period of time during which the exchange offer is open. The term “Expiration Date” means the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $300 million principal amount of Old Notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all holders of Old Notes known to us. Our obligation is to accept Old Notes for exchange pursuant to the exchange offer is subject to certain obligations as set forth under “—Conditions to the Exchange Offer.”

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Old Notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes, upon the occurrence of any of the conditions of the exchange offer specified under “—Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination of the holders of the Old Notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Procedures for Tendering Old Notes

The tender to us of Old Notes by you as set forth below and our acceptance of the Old Notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in any accompanying letter of transmittal. Except as set forth below, to tender Old Notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book-entry transfer, an agent’s message in lieu of such letter of transmittal, to U.S. Bank National Association, as exchange agent, at the address set forth below under “Exchange Agent” on or prior to the Expiration Date. In addition, either:

•       certificates for such Old Notes must be received by the exchange agent along with the letter of transmittal, or

•       a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of such Old Notes, if such procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer described under “Book-Entry Transfers” below must be received by the exchange agent, prior to the Expiration Date, with the letter of transmittal or an agent’s message in lieu of such letter of transmittal, or the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of Old Notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or Old Notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange are tendered:

•       by a holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•       for the account of an Eligible Institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (each such entity being hereinafter referred to as an “Eligible Institution”). If Old Notes are registered in the name of a person other than the signer of the letter of transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an Eligible Institution.

We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular Old Note not properly tendered or to not accept any particular Old Note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Note either before or after the

Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer). Our or the exchange agent’s interpretation of the terms and conditions of the exchange offer as to any particular Old Note either before or after the Expiration Date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of Old Notes for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the Old Notes.

If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering Old Notes, you represent to us that, among other things:

•       you are not our “affiliate,” as defined in Rule 405 under the Securities Act, or if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•       any New Notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

•       at the time of commencement of the exchange offer, you do not have any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the New Notes in violation of the Securities Act;

•       if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the New Notes;

•       if you are a broker-dealer and will receive the New Notes for your own account in exchange for Old Notes that were acquired by you as a result of your market-making or other trading activities, you will deliver a prospectus in connection with any resale of the New Notes you receive. For further information regarding resales of the New Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution;” and

•       you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See “—Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered Old Notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

The holder of each Old Note accepted for exchange will receive a New Note in the amount equal to the surrendered Old Note. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from March 17, 2005 or the most recent date to which interest has been paid on the Old Notes. Holders of New Notes will not receive any payment in respect of accrued interest on Old Notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

In all cases, issuance of New Notes for Old Notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•       certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent’s account at DTC,

•       a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, and

•       all other required documents.

If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the Old Notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC, may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Old Notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent’s message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the Expiration Date or the guaranteed procedures described below must be complied with.

Guaranteed Delivery Procedures

If you desire to tender your Old Notes and your Old Notes are not immediately available, or time will not permit your Old Notes or other required documents to reach the exchange agent before the Expiration Date, a tender may be effected if:

•       the tender is made through an Eligible Institution,

•       prior to the Expiration Date, the exchange agent received from such Eligible Institution a notice of guaranteed delivery, substantially in the form we provide (by facsimile transmission, mail or hand delivery), setting forth your name and address, the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by such Eligible Institution with the exchange agent, and

•       the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent’s message in lieu thereof, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of Old Notes at any time prior to the close of business on the Expiration Date. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth under “—Exchange Agent.” This notice must specify:

•       the name of the person having tendered Old Notes to be withdrawn,

•       the principal amount of the Old Notes to be withdrawn, and

•       a statement that the holder of the Old Notes is withdrawing its election to have the Old Notes exchanged for New Notes.

If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time or receipt) of such notices. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost of such holder (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with DTC for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we are not required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC.

The foregoing condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened or in effect with respect to the Registration Statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

U.S. Bank National Association
Corporate Trust Department
60 Livingston Avenue
St. Paul, MN 55107-2292
Telephone Number: (651) 495-3913
Facsimile Number: (651) 495-8097

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

The principal solicitation is being made by mail by U.S. Bank National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the New Notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or other soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the New Notes at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the New Notes.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of Old Notes in the exchange offer unless you instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your Old Notes for New Notes in the exchange offer, your Old Notes will continue to be subject to the provisions of the indenture relating to the Old Notes regarding transfer and exchange of the Old Notes. These transfer restrictions are required because the Old Notes were issued under an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Resale of the New Notes

Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the New Notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of New Notes, as set forth below. However, any purchaser of New Notes who is one of our “affiliates” (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the New Notes:

•       will not be able to rely on the applicable interpretations of the SEC; and

•       must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the New Notes unless such sale or transfer is made pursuant to an exemption from such requirements. See “Plan of Distribution.”

We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC’s staff would make a similar determination with respect to the New Notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any Old Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Old Notes.

DESCRIPTION OF THE NEW NOTES

The New Notes will be issued under the same indenture, dated as of June 15, 1995 between us and U.S. Bank National Association, as trustee, under which the Old Notes were issued. The terms of the New Notes are substantially identical to the terms of the Old Notes, except that the transfer restrictions, registration rights and certain rights to additional interest relating to the Old Notes do not apply to the New Notes. Except as described in the previous sentence, the New Notes will evidence the same debt as the Old Notes and will be entitled to the same benefits under the indenture as the Old Notes. Accordingly, unless specifically stated to the contrary, the following description applies equally to the Old Notes and the New Notes. Any Old Notes that remain outstanding after the completion of the exchange offer, together with the New Notes, will be treated as a single class of securities under the indenture.

The following description is only a summary of the material provisions of the New Notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the New Notes. Unless the context requires otherwise, all references to us in this section refer solely to Bemis Company, Inc. and not to our subsidiaries.

General

As of the date of this prospectus, $300 million in aggregate principal amount of the Old Notes under the indenture are outstanding. We will issue New Notes in an initial aggregate principal amount of $300 million in exchange for the Old Notes. The New Notes will mature on April 1, 2012. The New Notes will be issued only in fully registered form without coupons in minimum denominations of $1,000, increased in multiples of $1,000.

Interest on the New Notes will accrue at the same rate per annum as the Old Notes, which is 4.875%. Interest will accrue on the New Notes from March 17, 2005, which is the date on which the Old Notes were originally issued, or from the most recent date on which interest has been paid on the Old Notes. Interest will be payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2005 to the persons in whose names the New Notes are registered in the security register at the close of business on the March 15 and September 15 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the New Notes is payable. Interest will be computed on the New Notes on the basis of a 360-day year of twelve 30-day months.

The New Notes will not be subject to any sinking fund.

The indenture does not limit the amount of notes that we may issue. We may from time to time, without notice to or the consent of the registered holders of the New Notes, create and issue additional notes ranking equally and ratably with the New Notes being issued in this offering in all respects (other than the issue price, the date of issuance, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes), provided that such notes must be part of the same issue as the New Notes being issued in this offering for U.S. federal income tax purposes. Any such additional notes shall be consolidated and form a single series with the New Notes being issued in this offering, including for purposes of voting and redemptions.

Ranking

The New Notes will be our senior unsecured obligations and will rank equally in right of payment with any of our existing and future unsecured and unsubordinated indebtedness. The New Notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness. As of March 31, 2005, the aggregate principal amount of indebtedness that ranks equally with the New Notes was approximately $849.9 million (excluding inter-company liabilities), including $154.8 million of commercial paper, $300 million of New Notes payable, $350 million of public bonds, $8 million of industrial revenue bonds, $36.4 million of subsidiary company debt and $0.7 million of capital leases.

The New Notes will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all indebtedness and other obligations, including trade payables, of our subsidiaries. As of March 31, 2005, our subsidiaries had approximately $641 million of liabilities (excluding inter-company liabilities).

The indenture does not limit our ability, or the ability of our subsidiaries, to incur additional indebtedness. The indenture and the terms of the New Notes will not contain any covenants (other than those described herein) designed to afford holders of any New Notes protection in a highly leveraged or other transaction involving us that may adversely affect holders of the New Notes.

Payment; Exchange; Transfer

Initially, the trustee will act as the paying agent. The holders of the New Notes can receive payment of the principal of and any premium and interest on the New Notes at the offices of the paying agent. We may elect to pay any interest on the New Notes by mailing a check to the person listed as the owner of the New Notes in the security register. Any New Notes can be exchanged for other New Notes so long as the other New Notes are denominated in authorized denominations and have the same aggregate principal amount and the same terms as the New Notes that were surrendered for exchange. The New Notes may be presented for registration of transfer and exchange, duly endorsed or accompanied by a satisfactory written instrument of transfer, at the offices of the trustee. There will be no service charge for any registration of transfer or exchange of the New Notes, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the New Notes.

Any money that we pay to the paying agent for the purpose of making payments on the New Notes and that remains unclaimed two years after the payments were due will, at our request, be returned to us. After that time any holder of the New Notes can only look to us for the payments on the New Notes.

Optional Redemption

The New Notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of (i) 100 percent of the principal amount of the New Notes, and (ii) as determined by the Reference Treasury Dealer (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 10 basis points plus, in each case, accrued and unpaid interest thereon to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the New Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those New Notes.

“Comparable Treasury Price” means, with respect to any date of redemption, (i) the average of the Reference Treasury Dealer Quotations for such date of redemption, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer” means each of J.P. Morgan Securities Inc. and at least one other primary U.S. Government securities dealer in New York City selected by Wachovia Capital Markets, LLC, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the New Notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the New Notes or portions thereof called for redemption.

Covenants

The indenture contains, among other, the following restrictive covenants that apply to us and all of our Restricted Subsidiaries. Set forth below is a summary of certain of the defined terms used herein:

A “Restricted Subsidiary” is any Subsidiary of ours that owns or leases Principal Property.

A “Subsidiary” is any corporation of which we own, directly or through one or more of our Subsidiaries, shares of securities entitled to elect a majority of such corporation’s directors.

“Principal Property” means any manufacturing plant located within the United States of America (other than its territories or possessions) and owned by us or any of our Subsidiaries, the gross book value of which exceeds 2% of our Consolidated Net Tangible Assets, except any such manufacturing plant,

•       that is financed by obligations issued by a State or local government unit pursuant to certain provisions of the Internal Revenue Code, or

•       that is not of material importance to the business we and our Subsidiaries conduct, taken as a whole.

“Consolidated Net Tangible Assets” means the total amount of our assets (minus applicable reserves and other properly deductible items), minus

•       all current liabilities, except indebtedness that has a maturity of less than 12 months from the date of our most recent balance sheet but is renewable or extendable by its terms beyond 12 months from the date of the most recent balance sheet at the option of the borrower, and

•       all goodwill, trade names, patents, unamortized debt discount and expense and other similar intangibles.

Restrictions on Secured Debt

The indenture provides that neither we nor our Restricted Subsidiaries may incur or otherwise create any new Secured Debt. The restriction on creating new Secured Debt, however, does not apply if the outstanding New Notes are secured equally and ratably with the new Secured Debt.

“Secured Debt” means “Debt” that is secured by a Lien on,

•       any Principal Property owned currently or in the future by us or our Restricted Subsidiaries; or

•       any shares of stock or Debt of any Restricted Subsidiary.

“Debt” means incurring, issuing, assuming or guaranteeing any notes, bonds, debentures or other similar evidence of indebtedness.

“Lien” means a pledge of, or mortgage or other lien on, the relevant Principal Property or shares of stock or Debt referred to in the definition of “Secured Debt” above.

The restriction on incurring or otherwise creating any new Secured Debt does not apply to the following (“Permitted Liens”):

•       Liens on any Principal Property acquired, constructed or improved by us or any Restricted Subsidiary after the date of the indenture, which liens are created or assumed contemporaneously with, or within 180 days of, such acquisition, construction or improvement, and which are created to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement;

•       Liens on property, shares of capital stock or Debt existing at the time of the acquisition of such property, shares of capital stock or Debt of a corporation existing at the time such corporation becomes a Restricted Subsidiary;

•       Liens in favor of us or any Restricted Subsidiary;

•       Liens in favor of the United States of America or any State, or in favor of any department, agency or instrumentality or political division, or in favor of any other country or any political subdivision of a foreign country, the purpose of which is to secure partial, progress, advance or other payments;

•       Liens imposed by law, for example mechanics’, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business;

•       pledges or deposits under workmen’s compensation or similar legislation or in certain other circumstances;

•       Liens in connection with legal proceedings;

•       Liens for taxes or assessments;

•       Liens consisting of restrictions on the use of real property that do not interfere materially with the property’s use; or

•       any extension, renewal or replacement, in whole or in part, of any Lien existing on the date of the indenture, or otherwise referred to in the previous bullet points.

In addition, we or any Restricted Subsidiary may incur or otherwise create Secured Debt without equally and ratably securing the New Notes if, when such Secured Debt is incurred or created, the total amount of all outstanding Secured Debt (excluding Permitted Liens) plus Attributable Debt (as defined below) relating to sale and lease-back transactions does not exceed 10% of our Consolidated Net Tangible Assets.

Restrictions on Sale and Lease-Back Transactions

The indenture provides that neither we nor any of our Restricted Subsidiaries may enter into any sale and lease-back transaction involving any Principal Property, unless either:

(1)         we or the Restricted Subsidiary would be entitled to incur Debt secured by a Permitted Lien on such property, or

(2)         within 180 days, we apply to the retirement of our Funded Debt an amount not less than the greater of

•        the net proceeds of the sale of the Principal Property leased pursuant to the arrangement, or

•        the fair market value of the Principal Property so leased.

The restriction on sale and lease-back transactions does not apply to the following:

•       a sale and lease-back transaction between us and a Restricted Subsidiary or between Restricted Subsidiaries, or that involves the taking back of a lease for a period of less than three years;

•       if, at the time of the sale and lease-back transaction, after giving effect to the transaction, the total amount of all Attributable Debt relating to sale and lease-back transactions (other than transactions permitted by the previous bullet point) plus all outstanding Secured Debt (excluding Permitted Liens) does not exceed 10% of our Consolidated Net Tangible Assets.

The term “Attributable Debt” means the total net amount of rent (discounted at the interest rate in the terms of the lease) required to be paid during the remaining term of any lease.

The term “Funded Debt” means debt that by its terms matures or is extendible or renewable at the option of the person who owes the debt to a date more than 12 months after the date the debt is created.

Consolidation, Merger or Sale

The indenture generally permits a consolidation or merger between us and another entity, and the sale or transfer by us of all or substantially all of our property and assets to another entity, if:

•       the resulting or acquiring entity, if other than us, is organized and existing under the laws of a United States jurisdiction and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the New Notes and performance of the covenants in the indenture; and

•       immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, such successor entity may exercise our rights and powers under the indenture, in our name and, except in the ease of a lease, we will be released from all our liabilities and obligations under the indenture and under the New Notes.

Other than the covenants described above, the indenture does not contain any covenants or other provisions to protect the holders of the New Notes in the event of a takeover, recapitalization or a highly leveraged transaction.

Modification and Waiver

Under the indenture, certain of our rights and obligations and certain of the rights of holders of the New Notes may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding New Notes and Old Notes, voting together as a single class. However, the following modifications and amendments will not be effective against any holder without its consent:

•       a change in the time of any payment of principal at maturity or interest (including additional interest, if any) on any New Note;

•       a reduction in the principal amount of, or premium, if any, or interest (including additional interest, if any), on any New Note;

•       a reduction in the amount of principal of the New Notes due and payable upon acceleration of the maturity of the New Notes;

•       a change in the place of payment or currency in which any payment on the New Notes is payable;

•       an impairment of a holder’s right to sue us for the enforcement of payments due on the New Notes; or

•       a reduction in the percentage of outstanding New Notes required to consent to a modification or amendment of the indenture or required to consent to a waiver of compliance with certain provisions of the indenture or certain defaults under the indenture.

Subject to the foregoing, the holders of at least a majority of the aggregate principal amount of the outstanding New Notes and Old Notes, voting together as a single class, may, on behalf of all holders of the New Notes:

•       waive compliance by us with any covenant or condition contained in the indenture, and

•       waive any past default under the indenture, except:

1.                 a default in the payment of the principal of, or any premium or interest (including additional interest, if any) on, any New Note; or

2.                 a default under any provision of the indenture which itself cannot be modified or amended without the consent of the holders of each outstanding New Note.

Events of Default

“Event of Default,” when used in the indenture with respect to the New Notes, means any of the following:

•       failure to pay interest (including additional interest, if any) on the New Notes for 30 days after the payment is due;

•       failure to pay the principal of, or any premium on, the New Notes when due;

•       failure to perform any other covenant in the indenture for 60 days after we have received written notice of the failure to perform in the manner specified in the indenture;

•       default under any other indenture or instrument under which we or any Restricted Subsidiary have outstanding at least $10 million total principal amount of indebtedness and the maturity of such indebtedness has been accelerated, unless the acceleration is rescinded within 10 days after we have received written notice of the default in the manner specified in the indenture described in this prospectus; or

•       certain events in bankruptcy, insolvency or reorganization.

We will file an officers’ certificate with the trustee each year that states, to the knowledge of the certifying officer, no defaults exist under the terms of the indenture. The trustee shall, within 90 days after the occurrence of a continuing default, give notice to the holders of the New Notes of all known uncured defaults. The trustee may withhold notice to the holders of New Notes of any default, except defaults in the payment of principal, premium or interest (including additional interest, if any), if it considers the withholding of notice to be in the best interests of the holders. For purposes of this paragraph, “default” means any event which is, or after notice or lapse of time or both would become, an event of default with respect to the New Notes.

Other than its duties in the case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to other rights of the trustee, the holders of a majority in principal amount of the outstanding New Notes may direct the time, method and place of:

•       conducting any proceeding for any remedy available to the trustee; or

•       exercising any trust or power conferred upon the trustee.

A holder of the New Notes will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

•       such holder has previously given the trustee written notice of a continuing Event of Default;

•       the holders of at least 25% in aggregate principal amount of the outstanding New Notes have made a written request of, and offered reasonable indemnification to, the trustee to begin such proceeding;

•       the trustee has not started such proceeding within 60 days after receiving the request; and

•       the trustee has not received directions inconsistent with such request from the holders of a majority in aggregate principal amount of the outstanding New Notes during those 60 days.

However, the holder of any New Notes will have an absolute right to receive payment of principal of, and any premium and interest (including additional interest, if any) on, the New Notes when due and to institute suit to enforce this payment.

Defeasance

The New Notes will not be subject to the defeasance and discharge provisions of the indenture.

Form, Denomination and Registration

The New Notes will be issued:

•       in fully registered form;

•       without interest coupons; and

•       in denominations of $1,000 principal amount and multiples of $1,000.

Global Note, Book-Entry Form

The New Notes will be evidenced by one or more global notes. For purposes of this prospectus, “Global Note” refers to the global note or global notes representing the entire issue of the New Notes. The Global Note will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”)

and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•       not be entitled to have certificates registered in their names;

•       not receive physical delivery of certificates in definitive registered form; and

•       not be considered holders of the global note.

We will pay interest, and additional interest, if any, on and the redemption price and the principal of, a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date or the maturity date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•       for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•       for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar nor paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the New Notes represented by the global note as to which the participant or participants has or have given such direction.

We understand that DTC is:

•       a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, and a member of the Federal Reserve System;

•       a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•       a “clearing agency” registered pursuant so the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between participants through electronic computerized book-entry changes in the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of New Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

If an Event of Default (as defined in this prospectus) has occurred and is continuing and all principal and accrued interest in respect of the New Notes shall have become immediately due and payable or if DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 60 days, we will issue New Notes in definitive certificated form in exchange for the Global Note. In addition, beneficial interests in a Global Note may be exchanged for definitive certificated New Notes upon request by or on behalf of DTC in accordance with customary procedures. We may at any time determine not to have the New Notes represented by the Global Note, and, in such event, will issue New Notes in definitive certificated form in exchange for the Global Note. DTC has advised us that, under its current practices, it would notify its participants of our determination, but only withdraw beneficial interests from the Global Note at the request of each DTC participant. In any such instance, an owner of a beneficial interest in the Global Note will be entitled to physical delivery of New Notes in definitive certificated form equal in principal amount to such beneficial interest in the Global Note and to have all such certificated New Notes registered in its name. Individual certificated New Notes issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

Ratings

The New Notes have been assigned a rating of “A” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and “Baa1” by Moody’s Investors Service, Inc. These ratings are not recommendations to buy, sell or hold the New Notes and are subject to revision or withdrawal by the rating agencies.

Trustee

U.S. Bank National Association is the trustee under the indenture. Initially, the trustee will also act as the paying agent, registrar and custodian for the New Notes. The trustee will also act as the exchange agent for the exchange offer. The trustee also acts as trustee for our 401(k) savings plan and is the investment manager for equity funds for that plan. In the ordinary course of their businesses, affiliates of the trustee have engaged in commercial banking transactions with us, and may in the future engage in commercial banking and other transactions with us.

Governing Law

The indenture and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 8, 2005, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. Any broker-dealer that resells New Notes that were received by it for its own account in the exchange offer and any broker-dealer that participates in a distribution of those New Notes may be deemed to be an underwriter within the meaning of the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the New Notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any broker-dealer and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the New Notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

The following discussion summarizes certain of the U.S. federal tax consequences of the exchange of Old Notes for New Notes, and the beneficial ownership and disposition of New Notes.

This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” regulations issued under the Code, judicial authority and administrative rulings and practice, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal tax consequences described in this prospectus. This summary addresses only tax consequences to investors that purchased the Old Notes at initial issuance, and own the New Notes as capital assets and not as part of a “straddle” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment, and that exchange Old Notes for New Notes. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, expatriates or persons whose functional currency for tax purposes is not the U.S. dollar). It also does not discuss the tax consequences to subsequent purchasers of the New Notes. We will not seek a ruling from the Internal Revenue Service, or the “IRS,” with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term “holder” in this section, we are referring to a beneficial holder of the New Notes and not the record holder. Persons considering the exchange of Old Notes for New Notes should consult their own tax advisors concerning the application of U.S. federal tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of the New Notes arising under the laws of any other taxing jurisdiction.

Federal Income Tax Consequences To U.S. Holders

The following is a general discussion of certain U.S. federal income tax consequences of the exchange of Old Notes for New Notes, and the beneficial ownership and disposition of the New Notes by a holder that is a United States person, or a “U.S. Holder.” For purposes of this discussion, a United States person means:

•       a person who is a citizen or resident of the United States;

•       a corporation created or organized in or under the laws of the United States or any State or political subdivision thereof or therein (including the District of Columbia);

•       an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•       a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996, and were treated as domestic trusts on that date.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds New Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership holding New

Notes should consult its tax advisors with respect to the tax treatment of holding New Notes through the partnership.

Treatment of Interest

Stated interest on the New Notes will be taxable to a U.S. Holder as ordinary income as the interest accrues or is paid in accordance with the U.S. Holder’s method of tax accounting.

Exchange Offer

A U.S. Holder who owns an Old Note will not recognize any taxable gain or loss on the exchange of an Old Note for a New Note, and the U.S. Holder’s tax basis and holding period in the New Note will be the same as in the Old Note.

Treatment of Dispositions of New Notes

Except for the exchange of an Old Note for a New Note, as described above, upon the sale, exchange, retirement or other taxable disposition of a New Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will be taxable as such) and the U.S. Holder’s tax basis in the New Note. A U.S. Holder’s tax basis in a New Note will be, in general, the cost of the Old Note to the U.S. Holder. Gain or loss realized on the sale, exchange or retirement of a New Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the New Note has been held for more than one year (including, for this purpose, the holding period of the Old Note). Net long-term capital gain recognized by a non-corporate U.S. Holder is generally subject to a maximum U.S. federal rate of 15%.

Federal Tax Consequences to Non-U.S. Holders

The following is a general discussion of the U.S. federal income and estate tax consequences of the beneficial ownership and disposition of the New Note by a holder that is not a United States person, or a “Non-U.S. Holder.” For purposes of the following discussion, any interest income and any gain realized on the sale, exchange, retirement or other disposition of the New Note will be considered “U.S. trade or business income” if such interest income or gain is (i) effectively connected with the conduct of a trade or business in the United States, or (ii) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Treatment of Interest

A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income on the New Note if each of the following requirements is satisfied:

•       The interest is not U.S. trade or business income.

•       The Non-U.S. Holder provides to us or our paying agent an appropriate statement on an IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person. If a New Note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy.

•       The Non-U.S. Holder does not actually or constructively own 10% or more of the voting power of all classes of our stock.

•       The Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to us.

To the extent these conditions are not met, a 30% withholding tax will apply to interest income on the New Notes, unless one of the following two exceptions is satisfied. The first exception is that an applicable income tax treaty reduces or eliminates such tax, and a Non-U.S. Holder claiming the benefit of that treaty provides to us or our paying agent a properly executed IRS Form W-8BEN (or substitute form). The second exception is that the interest is U.S. trade or business income and the Non-U.S. Holder provides an appropriate statement to that effect on an IRS Form W-8ECI (or substitute form). In the case of the second exception, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the New Notes in the same manner as U.S. Holders, as described above. Additionally, in such event, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income. Special procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. We urge Non-U.S. Holders to consult their own tax advisors for information on the impact of these withholding regulations.

Treatment of Dispositions of New Notes

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a New Note unless

•       such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or

•       the gain is U.S. trade or business income.

Treatment of New Notes for U.S. Federal Estate Tax Purposes

A New Note held, or treated as held, by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided the Non-U.S. Holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments of interest on such New Notes would not have been considered U.S. trade or business income.

U.S. Information Reporting Requirements and Backup Withholding Tax

When required, we will report to the holders of the New Notes and the IRS amounts paid on or with respect to the New Notes and the amount of any tax withheld from such payments.

Certain non-corporate U.S. Holders may be subject to backup withholding at a rate equal to the fourth lowest rate of income tax applicable to unmarried individuals on payments made on or with respect to the New Notes. This rate is currently 28%. In general, backup withholding will apply to a U.S. Holder only if the U.S. Holder:

•       fails to furnish its Taxpayer Identification Number, or TIN, which for an individual would be his or her Social Security Number;

•       furnishes an incorrect TIN;

•       is notified by the IRS that it has failed to properly report payments of interest and dividends; or

•       under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

A U.S. Holder will be eligible for an exemption from back-up withholding by providing a properly completed IRS Form W-9 (or substitute form) to us or our paying agent.

A Non-U.S. Holder that provides an IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a United States person, will not be subject to IRS reporting requirements and U.S. backup withholding, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person or otherwise does not satisfy the requirements for an exemption.

Information reporting and backup withholding requirements with respect to the payment of the proceeds from the disposition of a New Note by a Non-U.S. Holder are as follows:

•       If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to information reporting and backup withholding at the rate described above. However, no such reporting and withholding is required if: (i) the holder either certifies as to its status as a Non-U.S. Holder under penalties of perjury on an IRS Form W-8BEN (or substitute form) or otherwise establishes an exemption, and (ii) the broker does not have actual knowledge to the contrary.

•       If the proceeds are paid to or through a foreign office of a broker that is not a United States person or a “U.S. related person,” as defined below, they will not be subject to backup withholding or information reporting.

•       If the proceeds are paid to or through a foreign office of a broker that is either a United States person or a “U.S. related person,” they generally will be subject to information reporting. However, no such reporting is required if (i) the holder certifies as to its status as a Non-U.S. Holder under penalties of perjury or the broker has certain documentary evidence in its files as to the Non-U.S. Holder’s foreign status, and (ii) the broker has no actual knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a United States person or U.S. related person, absent actual knowledge that the payee is a United States person.

For purposes of this paragraph, a “U.S. related person” is:

•       a “controlled foreign corporation” for U.S. federal income tax purposes;

•       a foreign person 50% or more of whose gross income during a specified three-year period is effectively connected with the conduct of a U.S. trade or business; or

•       a foreign partnership if one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if the partnership is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in foreign countries under the provisions of a tax treaty or agreement.

The federal tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the New Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

LEGAL MATTERS

The validity of the New Notes will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. James J. Seifert, Vice President, General Counsel and Secretary of Bemis Company, Inc. will pass upon certain legal matters for us in connection with the issuance of the New Notes. Mr. Seifert beneficially owned 70,219 shares of our common stock on May 31, 2005.

EXPERTS

The consolidated financial statements of Bemis Company, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, the financial statement schedule for each of the three years ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004, which are incorporated by reference into this prospectus and registration statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, and given on the authority of such firm as experts in accounting and auditing.

Bemis Company, Inc.

$300,000,000 4.875% Notes Due 2012

OFFER TO EXCHANGE

June 29, 2005